Exhibit 4.1

SCORE MEDIA AND GAMING INC.

ANNUAL INFORMATION FORM

For the year ended
August 31, 2020

October 28, 2020

Defects in Products	30
Real or Perceived Inaccuracies in Key Performance Metrics	31
User Data	31
Reliance on Collaborative Partners	32
New Business Areas and Geographic Markets	32
Operational and Financial Infrastructure	33
Information Technology Defects	33
Reliance on Third-Party Owned Communication Networks	33
Uncertain Economic Health of the Wider Economy	34
Governmental Regulation of the Internet	34
Currency Fluctuations	36
Changes in Taxation	36
Exposure to Taxable Presences	36
Risk of Litigation	36
Internal Controls	36
Free and Open Source Software Utilization	36
Risk Relating to Ownership of theScore Shares	37
Major Shareholder with 100% of the Special Voting Shares	37
Market Price and Trading Volume of Class A Shares	37
Debt Obligations Will Have Priority Over Class A Shares in the Event of a Liquidation, Dissolution or Winding Up	37
Dividend Policy	38
Future Sales of Class A Shares by Existing Shareholders	38
Potential Dilution	38
Dividends	38
Description of Capital Structure	39
Class A Shares	39
Special Voting Shares	39
Preference Shares	40
Share Constraints	42
MARKET FOR SECURITIES	42
DIRECTORS AND OFFICERS	42
Name and Occupation	42
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	45
Conflicts of Interest	45
Audit Committee	46
Audit Committee	46
Relevant Education and Experience	46
Pre-Approval Policies and Procedures	46
External Auditor Service Fees	47
LEGAL PROCEEDINGS	47
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	47
Registrar and Transfer Agent	47
MATERIAL CONTRACTS	48
Respective Rights Agreement	48
Management Services Agreement	49

Board Nomination Agreement	49
Relay Ventures Pre-emptive Rights Agreement	49
Coat Tail Agreement	50
Investment Agreement and Convertible Debenture	50
INTEREST OF EXPERTS	51
ADDITIONAL INFORMATION	51
SCHEDULE A	52

SCORE MEDIA AND GAMING INC.

ANNUAL INFORMATION FORM

All references in this annual information form (“AIF”) to “theScore”, “we”, “us” and “our” refers to Score Media and Gaming Inc. and its direct and indirect subsidiaries unless otherwise noted or the context requires otherwise. All information contained herein is as of August 31, 2020 unless otherwise noted.

All dollar amounts in this AIF are expressed in Canadian dollars, unless otherwise noted.

Certain trademarks used in this AIF, such as “theScore”, “theScore Bet”, “theScore esports”, “theScore.com”, “theScore.bet”, and “theScoreesports.com”, and theScore logo, theScore | Bet logo, S | Bet logo, theScore esports logo and the “S” icon are trademarks or registered trademarks of theScore. All other trademarks or services marks appearing in this AIF are the trademarks or service marks of their respective owners.

References in this AIF to research reports or articles should not be construed as depicting the complete findings of the entire referenced report or article. The information in each report or article is not incorporated by reference into this AIF.

FORWARD-LOOKING INFORMATION AND FORWARD-LOOKING STATEMENTS

Certain statements made in this AIF constitute forward-looking statements that are made as of the date hereof. All statements other than statements of historical fact contained in this AIF, including, without limitation, those regarding our future financial position and results of operations, strategy, plans, objectives, goals and targets, including in light of the ongoing and evolving COVID-19 pandemic, regulatory approvals, future developments in the markets where we participate or are seeking to participate, and any statements preceded by, followed by or that include the words “aim,” “anticipate,” “believe,” “continue,” “plan,” “estimate,” “expect,” “forecast,” “intend,” “predict,” “project,” “seek,” “will,” “would,” “may” and “should” or similar expressions or the negative thereof, are forward-looking statements. These forward-looking statements are not historical facts but reflect our current expectations concerning future results and events, and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. By its nature, such forward-looking information is subject to various risks and uncertainties, including risks related to our operating in an evolving regulatory landscape, continued support of banks and payment processors, losses with respect to individual events or betting outcomes, competition in the online and mobile sports betting industry, regulatory investigations, market access limitations, shareholders being subject to extensive governmental regulation, industry social responsibility concerns, reliance on mobile advertising, recent expansion of our sports betting operations, our historical losses and negative operating cash flows, liquidity risk associated with meeting our financial obligations, the impacts of COVID-19, cancellations and delays of sporting and other events, reductions in discretionary consumer spending, our dependence on key suppliers, the possibility of mobile device users limiting targeted advertising, the new and evolving industries in which we operate, our limited long-term agreements with advertisers, our potential requirements for substantial capital, the protection of our intellectual property, the possibility of infringing on the intellectual property of others, our brand development, our responsible and ethical conduct, our dependence on key personnel, rapid technology developments, defects in products, inaccuracies in key performance metrics, user data, reliance on collaborative partners, our expansion into new business areas and geographic markets and several other risk factors, including those discussed in this AIF, which could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed (see “RISK FACTORS”). Readers are cautioned not to place undue reliance on this forward-looking information, and we disclaim any intention or obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained in this AIF are expressly qualified by this cautionary statement.

CORPORATE STRUCTURE and history

theScore was incorporated pursuant to the Business Corporations Act (Ontario) on August 30, 2012 under the name “theScore, Inc.” and continued under the Business Corporations Act (British Columbia) on August 29, 2019 under the name “Score Media and Gaming Inc.”

Our fiscal year commences September 1st of each year and ends on August 31st of the following year. Our fiscal year which ended on August 31, 2020 is referred to as “current fiscal year”, “fiscal 2020”, “F2020” or using similar words. Our previous fiscal year which ended on August 31, 2019 is referred to as “previous fiscal year”, “fiscal 2019”, “F2019” or using similar words.

Our principal place of business is 500 King Street West, 4th Floor, Toronto, Ontario, M5V 1L9 and our registered office is 745 Thurlow Street, Suite 2400, Vancouver, British Columbia, V6E 0C5.

The following chart depicts the intercorporate relationships among theScore and its material subsidiaries (all of which are wholly-owned) as of the date of this AIF:

GENERAL DEVELOPMENT OF THE BUSINESS – three year history

Highlights of Fiscal 2020

We began the multi-state expansion of our mobile sports betting app, theScore Bet, launching in both Colorado and Indiana in September 2020. theScore Bet is authorized to operate in Colorado by the Colorado Division of Gaming, via our market access agreement with a subsidiary of U.S. gaming operator Jacobs Entertainment Inc. theScore Bet is authorized to operate in Indiana by the Indiana Gaming Commission, via our multi-state market access framework agreement with Penn National Gaming Inc. theScore Bet first launched in New Jersey in September 2019 as authorized by the New Jersey Division of Gaming Enforcement, via our December 2018 market access agreement with Darby Development LLC, the operator of Monmouth Park Racetrack, and the New Jersey Thoroughbred Horsemen’s Association.

After receiving final approval to graduate to the Toronto Stock Exchange (“TSX”) from the TSX Venture Exchange (“TSXV”), our Class A Subordinate Voting Shares (“Class A Shares”) commenced trading on the TSX at market open on September 15, 2020 under the existing ticker “SCR”. Our Class A Shares were voluntarily delisted from the TSXV concurrently with the commencement of trading on the TSX.

theScore Bet secured market access to operate an online casino (iGaming) in New Jersey via a market access agreement with Twin River Worldwide Holdings Inc. We anticipate launching our online casino product in New Jersey in the second half of 2021, subject to securing applicable licensing and regulatory approvals from the New Jersey Division of Gaming Enforcement and the completion of Twin River’s pending acquisition of Bally’s Atlantic City Hotel & Casino in Atlantic City, New Jersey.

We announced a multi-year agreement to become an Authorized Gaming Operator of Major League Baseball (“MLB”), providing us with access to Official MLB Data, league marks, and logos for theScore Bet. We also became an Authorized Sports Betting Operator of the National Basketball Association (“NBA”) in a multiyear partnership. The agreement provides us with access to Official NBA Betting Data, leagues marks, and logos for theScore Bet.

We unveiled FUSE, a new suite of innovative integrations linking our media and sports betting platforms, creating faster and more seamless navigation between theScore and theScore Bet. Available on iOS devices, FUSE enables sports fans to create betslips from within theScore app for the first time, with a single tap then taking registered users directly into theScore Bet to complete the wager.

We announced the appointment of two experienced gaming executives to our senior leadership team. In September 2019, Alvin Lobo joined as Chief Financial Officer from major U.S.-based casino operator Boyd Gaming Corporation, where he served as Vice President of Corporate Finance. In December 2019, we appointed Josh Sidsworth as General Counsel and Chief Compliance Officer. Josh previously served as Executive Vice President Corporate Development and General Counsel with the NRT Group of Companies, a leading supplier of ticket redemption kiosks and payment processing solutions to casinos worldwide.

We closed a bought deal public offering of our Class A Shares via short-form prospectus (the “Offering”), raising gross proceeds of $25,649,390. Canaccord Genuity Corp. and Eight Capital acted as lead underwriters for the Offering on behalf of a syndicate of underwriters which also included Cormark Securities Inc., INFOR Financial Inc. and Scotia Capital Inc. Net proceeds from the Offering will be used to fund working capital and other general corporate purposes, including the growth and expansion of our sports betting operations in the U.S. and Canada by supporting the multi-jurisdiction deployment and operation of theScore Bet and user acquisition and retention in jurisdictions where we are, or will be, operating.

Highlights of Fiscal 2019

We secured market access rights to offer online and mobile sports betting and iGaming applications in 11 U.S. states in July 2019 via a 20-year multi-state market access framework agreement with Penn National Gaming Inc. In connection with this market access framework agreement, Penn National took an equity stake in theScore by subscribing for US$7.5 million of Class A Shares as part of a US$10 million private placement, alongside other investors including John Levy Family Holdings Ltd., the family holding company of theScore Founder and CEO John Levy, with proceeds used to support the expansion of our sports betting platform in the U.S., including the funding of an upfront market access fee of US$7.5 million due to Penn National under the framework agreement.

In August 2019, we entered into an investment agreement with a fund managed and controlled by Fengate Asset Management, raising $40,000,000 to fund the growth and development of the our businesses. Under the terms of the agreement, Fengate purchased a $40,000,000 8.00% convertible unsecured subordinated debenture of our company, due August 31, 2024. This strategic investment closed on September 5, 2019.

To support the development and launch of our mobile sportsbook, we executed a binding term sheet with U.S.-based sportsbook platform provider Bet.Works, whose proprietary sports betting technology is being used to power theScore’s sports betting platforms. Bet.Works is our exclusive supplier of sportsbook platform technology in the U.S. and is also providing certain operational services to facilitate our sports betting operations.

In November 2018, we closed a non-brokered $8.5 million private placement, with proceeds used to support our sports betting related business development activities, as well as for working capital and general corporate purposes. Participants included John Levy Family Holdings Ltd., Relay Ventures Fund II L.P. and Relay Ventures Parallel Fund II L.P., entities controlled by directors of the Company.

We updated our flagship mobile sports media application ‘theScore’ to include new innovative public chat and messaging features, helping our community of fans connect around the games and content they love. Public chat is available in every matchup page, while fans can also set-up group messaging with friends and family or just chat 1-1.

We continued to expand our video strategy across our primary sports vertical, creating longer-form video content episodes, including features on high-profile athletes including NBA stars Serge Ibaka, Austin Rivers, and Enes Kanter.

theScore esports continued to establish itself as a leading provider of esports video content. In F2019, subscribers to our YouTube channel more than doubled from F2018 to over 900,000 subscribers. In November 2018, theScore esports won Best Category Specific YouTube Channel at the 2018 Cynopsis Model D Awards in New York City, beating out a number of primetime competitors, including The Ellen Show.

Highlights of Fiscal 2018

In May 2018, the Supreme Court of the United States struck down the Professional and Amateur Sports Protection Act of 1992 (‘PASPA’), an Act that largely outlawed sports betting outside Nevada, effectively clearing a path for the legalization of sports betting in the United States.

We redesigned our website, theScore.com, creating a stronger connection between the look and feel of our mobile application and our web platforms. In addition, we redesigned the PGA golf section of theScore app to provide deeper stats coverage and personalization options.

We extended our video strategy to our primary sports vertical, launching the first of a new longer-form video content series “theScore X” in Q4 F2018, which debuted with a feature on NBA star Lance Stephenson.

We launched our service for Bixby Home, resulting in our news and data content being available to users on Samsung Galaxy devices, including their flagship S9 and S9+ devices, across the United States. Users are able to access our content by swiping through to Bixby Home, the name of Samsung’s personal assistant.

THE BUSINESS OF THEscore

General Description of the Business

Score Media and Gaming Inc. empowers millions of sports fans through our digital media and sports betting products. Our media app ‘theScore’ is one of the most popular in North America, delivering fans highly-personalized live scores, news, stats, and betting information from their favourite teams, leagues, and players. Our sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, and Indiana. We also create and distribute innovative digital content through our web, social and esports platforms.

theScore

Natively developed for iOS and Android operating systems, theScore app is free to end users and delivers comprehensive and customizable news, scores, stats, and notifications for all major leagues and sports, including the National Football League (“NFL”), NCAA Football and Basketball, the National Basketball Association (“NBA”), Major League Baseball (“MLB”), the National Hockey League (“NHL”), PGA Golf, NASCAR Racing and major European soccer leagues, including the English Premier League and Champions League, as well as special events such as the Olympic Games and FIFA World Cup. theScore app provides sports fans with deep personalization options, allowing them to follow and receive push notifications on news, scores and stats from their favourite teams and fantasy players in real-time with customizable feeds and seamless social sharing. We deliver comprehensive original news content across all major leagues and competitions, presenting stories in a way to make them easily consumable on mobile devices, including rich visuals and multimedia such as videos and embedded tweets. theScore app also includes innovative public chat and messaging features, enabling our community of fans to connect around the games and content they love. News stories are produced by our industry-leading mobile-first newsroom, where a team of news editors creates content via our in-house content management system that allows them to deliver mobile news to the user. During F2019, we also introduced additional sports betting data and content into theScore app. Coinciding with the launch of theScore Bet, in September 2019 we unveiled ‘Bet Mode’ in our sports media app. When Bet Mode is activated, sports app users unlock access to even faster scoring updates and data, with no need to pull-to-refresh, real-time odds, and additional betting content.

Users of theScore app are primarily located in North America. In the year ended August 31, 2020, the location of the audience for theScore app on iOS and Android was approximately 62% in the United States, 27% in Canada and 11% in other international markets.

theScore.com is our principal web property. It provides sports news, scores, video and editorial content written by a roster of original, engaging sports voices, while curating the best and most relevant sports content from around the web. theScore.com is fully responsive and provides a great viewing experience for sports fans across a wide range of devices and screens, combined with all the news and data fans have come to expect from our flagship mobile app.

We continue to support our marketing efforts through a dedicated team of social media editors, content creators and curators, who are responsible for sharing and syndicating our editorial content and other multimedia through social platforms including Facebook, Twitter, Instagram, TikTok, and other third-party platforms. This syndication increases the exposure of our brand and editorial content and drives users back to theScore.com.

theScore esports

We also provide comprehensive coverage of the growing competitive video gaming scene through theScore esports. Via a dedicated newsroom of specialist content creators, theScore esports produces and shares original video content pieces across its web and social platforms, including features and documentaries on high-profile teams, games and players from across the world of esports, as well as highlights and interviews. theScore esports’ video content is distributed across YouTube, Facebook, Twitter, Instagram, and TikTok.

theScore Bet

Launched in New Jersey in September 2019, theScore Bet is a comprehensive mobile sports betting platform natively built for iOS and Android devices that delivers an immersive and holistic sports betting experience. theScore Bet delivers a wide variety of pre-game and in-game markets and betting options, scores and in-game data, features like early cash-out, and easy and secure deposit and withdrawal options. Fans are able to place bets on sports including NFL and NCAA football, NBA and NCAA basketball, MLB baseball, NHL hockey, PGA golf, ATP and WTA tennis, MMA, and boxing as well as soccer from the UEFA Champions League and Europa League, English Premier League, La Liga, Bundesliga, Ligue 1 and MLS. theScore Bet also delivers a seamless cross-state experience for sports fans as it expands across the U.S. via a single mobile app and cutting-edge multi-state wallet functionality.

In November 2019, we introduced FUSE, a new suite of innovative integrations linking theScore app with theScore Bet. Currently available on iOS devices, FUSE allows users to create bet slips from within theScore app, including markets for money lines, spreads and totals. These native integrations have been embedded into theScore app’s box scores, where users can leverage deep data, scores, and stats to inform, support and now build their bet slip. A single tap then takes registered users directly into theScore Bet to complete the wager.

theScore Bet is authorized to provide sports betting services in New Jersey (by the New Jersey Division of Gaming Enforcement, via our market access agreement with Darby Development LLC, the operator of Monmouth Park Racetrack), in Colorado (by the Colorado Division of Gaming, via our market access agreement with a subsidiary of Jacobs Entertainment Inc.), and in Indiana (by the Indiana Gaming Commission, via a multi-state market access framework agreement with Penn National Gaming). We also have market access for up to 10 additional states via our multi-state market access agreements with Penn National Gaming, subject to the enactment of enabling state gaming laws and regulations, and the receipt of relevant licenses and approvals. theScore Bet also has market access to operate an online casino in New Jersey via a multi-year agreement with Twin River Worldwide Holdings, Inc. and anticipates launching its online casino product in the state in the second half of calendar 2021, subject to securing applicable licensing and regulatory approvals from the New Jersey Division of Gaming Enforcement and the completion of Twin River’s pending acquisition of Bally’s Atlantic City Hotel & Casino in Atlantic City, New Jersey.

We are a Platinum member of the National Council on Problem Gambling, whose mission is to lead state and national stakeholders in the development of comprehensive policy and programs for all those affected by problem gambling. theScore Bet is committed to promoting safe, responsible gaming, and we provide our users with access to responsible gaming resources and a suite of tools within theScore Bet app in order to help keep betting safe and fun.

COVID-19 – Operational Update

In March 2020, the COVID-19 pandemic led to the unprecedented postponement, suspension or cancellation of sporting events on a global scale. We actively responded by taking measures to ensure the health and safety of our team members, and to mitigate the business impact on theScore. We successfully adopted a mandatory work-from-home program and, as substantially all of our day-to-day activities can be fully performed by personnel working remotely, have been able to remain fully operational during this period. We also took measures to manage costs, including the reduction of operating expenses and availing ourselves of all applicable government programs. As part of these cost management efforts, every member of theScore’s management team agreed to forego 25% of their salary from May 1 to August 31, 2020 in exchange for an equivalent grant of Restricted Stock Units (“RSU”) in theScore, and a variation of this program was also made available on an optional basis to all full-time staff.

The extent to which the COVID-19 pandemic may impact our business and activities will depend on future developments which remain highly uncertain and cannot be predicted with confidence, such as the spread and severity of the disease, the duration of the outbreak including any possible resurgence, and actions taken by the Canadian and U.S. authorities to control the spread of the virus, as well as the postponement, suspension, cancellation, rescheduling and resumption of sporting events, the impact of the pandemic on consumer and advertiser spending, and the ability or willingness of suppliers and vendors to provide products and services.

Despite the unprecedented disruption to the sports calendar, we achieved 2.9 million and 3.0 million average monthly active users of theScore app on iOS and Android in Q3 and Q4 F2020 respectively, representing nearly 75% and 83% of our average monthly active users achieved in the same periods the previous year. Live sports drive significant engagement in theScore app, and the disruption to the sports calendar led to an expected decline in engagement in Q3 and Q4 F2020. However, our focus on delivering innovative and interactive content during these periods resulted in users continuing to engage with theScore app, with 35 average monthly sessions-per-user during Q3 F2020 and 70 average monthly sessions-per-user during Q4 F2020, with the increase in engagement in Q4 coinciding with the gradual resumption of major sports leagues and events.

Employees

As of August 31, 2020, we had 239 full-time employees and 12 part-time employees based in Toronto and 19 full time employees and one part-time employee in the United States. Of our 271 employees, 111 are involved in software and product development, 90 are involved in content development, 49 are involved in sales and marketing and 21 are involved in executive management, finance, and administration. In addition, as of this same date we had two contractors in executive management, finance and administration.

We believe that our success will be dependent on the performance of our management and key employees, many of whom have specialized knowledge and skills related to the digital sports media and gaming businesses. We believe we have the personnel with the specialized skills required to successfully carry out our operations and business objectives.

Properties

We maintain our operations at leased premises in Toronto, Ontario. This facility, totalling approximately 30,881 square feet, contains corporate, administration, sales and production functions. Total annual base rent is currently $972,752 per calendar year. The lease for this facility expires in 2022, and we have the option to extend this lease for an additional five years. We also maintain offices at leased premises in Hamilton, Ontario, which is partially owned by John Levy, our Chairman and Chief Executive Officer. This facility, totalling approximately 1,500 square feet, contains an executive office. We also maintain offices in New York City, New York, in a shared workspace for our New York-based employees who are engaged in sales, marketing and business development functions.

User Demographics and User Metrics

As shown in the table below, users of theScore app are primarily young, male, educated and affluent, which is a highly sought-after demographic in a number of key advertising categories including automotive, consumer electronics, quick service restaurants, beer and beverage products.

theScore App Users – Selected Demographic Profile

	United States Audience	Canadian Audience
Between the ages of 18-44	53%	63%
Male	84%	84%
Household Income >$100,000	47%	56%
College Education	63%	50%

(Source: Comscore Mobile Metrix and Comscore MobilLens, September 2020)

According to YouTube Analytics, audience for our esports’ video content on YouTube for F2020 was primarily male (97%), with most aged between 18-34 (79%). Video views were predominantly generated from the United States (31%), with the rest spread relatively evenly across rest-of-world, with the Philippines and United Kingdom ranked second and third respectively. (Source: YouTube Analytics, September 2020)

The following chart highlights average monthly active users of theScore app on iOS and Android on a quarterly basis for our last three fiscal years. A monthly active user is a unique user that uses theScore app at least once a month:

	F2018	F2019	F2020
Q1	4.3M	4.2M	4.3M
Q2	4.1M	4.0M	4.1M
Q3	3.9M	3.9M	2.9M*
Q4	3.7M	3.6M	3.0M*

  (Source: Internal company data)

* MAUs impacted by disruption to sports calendar caused by the COVID-19 pandemic.

The following chart highlights the average session per user of theScore app on iOS and Android on a quarterly basis for our last three fiscal years. Monthly user sessions are the number of times our mobile applications are opened in the month:

	F2018	F2019	F2020
Q1	102.7	111.4	122.9
Q2	84.7	97.0	109.9
Q3	92.6	102.3	35.0*
Q4	70.0	75.1	70.1*

  (Source: Internal company data)

* Sessions impacted by disruption to sports calendar caused by the COVID-19 pandemic.

The following chart highlights the average monthly reach of our content across Facebook, Instagram and Twitter collectively on a quarterly basis since we started tracking such data in F2018. Social reach does not necessarily represent unique monthly users, as there may be duplication in audience across social media platforms:

	F2018	F2019	F2020
Q1	n/a	67.0M	96.7M
Q2	30.0M	95.0M	90.8M
Q3	50.0M	100.0M	104.5M
Q4	55.0M	142.0M	103.0M

(Source: Facebook Insights, Instagram, Twitter Analytics, and TikTok)

The following chart highlights the number of subscribers to theScore esports YouTube channel at the end of each fiscal quarter for our last three fiscal years:

	F2018	F2019	F2020
Q1	165,276	531,404	1,033,297
Q2	214,305	637,410	1,159,844
Q3	278,172	762,553	1,349,074
Q4	396,468	908,244	1,460,918

(Source: YouTube Analytics)

The following chart highlights total video views of theScore esports content across YouTube, Facebook, Twitter, Instagram, and TikTok* on a quarterly basis for our last three fiscal years:

	F2018	F2019	F2020
Q1	17.2M	41.2M	78.4M
Q2	20.3M	40.6M	77.8M
Q3	22.3M	68.0M	144.5M
Q4	33.1M	85.0M	291.8M

  (Sources: YouTube Analytics, Facebook Insights, Twitter Analytics, Instagram, TikTok Analytics)
*theScore esports launched on TikTok in late Q2 F2020

Revenues

The revenue model for theScore app and website and theScore esports is advertising based. Advertising revenue is generated by selling impressions and integrations within the app to advertisers. Impressions appear within ad units, which are embedded in various locations throughout our apps, website, and video content. Impressions are refreshed when a user opens an app or website or navigates to a different page or section within one of the apps or websites or, in the case of theScore esports, when someone watches our video content.

For theScore app and website, we derive advertising revenue via a combination of programmatic advertising and direct sales. Programmatic advertising allows for automated bidding by advertisers on available inventory within theScore app in real-time via automated exchanges. Advertisers pay on a cost-per-thousand (“CPM”), also called cost-per-mille, basis. CPM rates can range depending on a number of variables at any given time, including the type and placement of the advertising unit, any applicable audience demographics, segmentation and targeting, the nature of the sales channel (e.g. direct sold vs. programmatic) and market forces including advertiser demand and seasonality. The majority of theScore’s media advertising revenue in the U.S. is driven by programmatic advertising, complemented by direct sales.  In Canada, our revenue model is almost exclusively driven by direct sales.

For theScore esports, revenue is generated by selling impressions and integrations within our video content to advertisers. The primary distribution channel for our esports video content is YouTube, where advertisers are able to target by audience demographic and bid programmatically for advertising inventory across YouTube’s network. YouTube offers a variety of advertising units, including pre-roll, mid-roll and overlay with the publisher earning a share of the advertising revenue sold by YouTube. The amount of revenue derived from YouTube advertising varies depending on a number of factors, including the type and placement of the advertising unit, any applicable audience demographics, segmentation and targeting, market forces including advertiser demand and seasonality, the number of impressions generated and the amount of time a viewer watches the video. theScore esports also generates advertising revenue via direct sales to brands looking to engage with fans of competitive gaming through direct integration into existing franchises, custom content creation on theScore esports’ platforms and white label content production to power a brand's marketing channels.

Sports betting gross gaming revenue (otherwise known as the ‘hold’ or ‘gross win percentage’) is the total of all sums wagered (also known as the ‘handle’) less the sums paid out in respect of sums wagered (also known as the ‘winnings’). Sports betting gross gaming revenues are thus dependent on a number of factors, including the number and type of bets placed, the quantum of the sums wagered, the quoted odds and the outcome of the applicable events.

In order to place a bet, users of theScore Bet must (i) download theScore Bet app; (ii) complete the account registration process, including all applicable know-your-customer (KYC) procedures; (iii) successfully deposit funds into their theScore Bet account; and (iv) be physically located in one of the states where wagering is currently permitted on theScore Bet and for which the user has successfully completed the account registration process (i.e. New Jersey, Colorado, and Indiana).

Competitive Conditions

theScore app operates in a highly competitive mobile sports media market. In this space, we directly compete with many companies that offer mobile sports products. These include major media companies such as CBS Sports, ESPN, Fox Sports, SB Nation, Sportsnet, TSN, Turner Sports, and Yahoo Sports, and the digital media divisions of major North American sports leagues, independent fantasy sports companies, other digital media companies that cover esports, as well as start-up companies.

For theScore esports, direct competitors include companies that provide dedicated esports news and feature content on their platforms, including Dexerto, Dot Esports, and ESPN as well as the content arms of some professional esports leagues and teams.

Our theScore Bet mobile sports betting platform operates in a highly competitive and regulated U.S. sports betting market. We compete directly with many online gaming and fantasy sports companies, casino operators, and other media companies that offer online and mobile sports betting products. These include companies such as Barstool Sports, Bet 365, Caesars, DraftKings, FanDuel, FOX Bet, MGM/GVC, PointsBet, and William Hill. Competition may also include unlicensed offshore online gaming operators that may make their products accessible to users in the U.S. market.

Market Trends

Growth of revenues associated with theScore app will be driven in part by overall market trends, including the continued growth of the smartphone market, of mobile web usage and of mobile advertising in Canada and the United States. Alongside this, our ability to compete in an increasingly competitive mobile app market will determine our future growth.

In April 2020, Statista estimated that the number of U.S. consumers with a smartphone is expected to grow from 269 million in 2019 to 290 million in 2024. According to eMarketer, adults in the U.S. are expected to spend 3 hours, 6 minutes per day on a smartphone in 2020, a 14% increase from 2019. In 2019, for the first time, adults spent more time engaging with their mobile devices than watching television. eMarketer forecasts that mobile ad spend in the U.S. would account for US$91.5 billion of U.S. media ad spending in 2020. By the end of 2024, eMarketer forecasts that mobile ad spending will account for US$161.5 billion. (Sources: Statista, April 2020 - Number of Smartphone Users in the United States from 2018 to 2024; eMarketer, June 2020 – US Mobile Time Spent 2020; eMarketer, May 2019, US Time Spent with Mobile 2019; eMarketer, April 2020 – Prior Assumptions About 2020 TV Ad Spend Growth May Shift in Light of Pandemic)

In April 2020, Statista reported that the number of smartphone users in Canada had reached 31.4 million which represents approximately 83% of the population. Statista forecasts this will grow to 33 million by 2024. Adoption of mobile advertising continues to increase as marketers become more comfortable with mobile advertising formats. Digital ad spending in Canada has now had the largest share of Canadian ad spend for six years, passing television in 2014. According to a July 2020 eMarketer report, mobile ad spending will grow 8% in 2020. In 2020, digital advertisers in Canada were forecast to spend a total of $8.5 billion. (Sources: Statista, April 2020 – Number of smartphone users in Canada from 2018 to 2024; eMarketer, July 2020 – Canada Digital Ad Spending Update Q2 2020)

According to data from research firm Statista published September 2020, there are approximately 4.5 million apps and games currently available in the App Store and Google Play worldwide. Growth in app downloads in the U.S. was 10% over the past three years, from 11.3 billion in 2017 to 12.5 billion in 2019. (Sources: Statista, September 2020 – Number of apps available in leading app stores as of 2nd quarter 2020; Sensor Tower Store Intelligence, September 2020)

However, the emergence of new and more restrictive privacy laws, and the change in practice by smartphone manufacturers on data processing by application developers, may impact some of the forecasted mobile advertising industry growth in both the United States and Canada.

Growth of revenues associated with theScore esports will be driven in part by overall market trends, including the continued growth in audience of the esports industry and the ability for us to continue to grow and effectively monetize the audience consuming our video content via advertising.

Growth of our esports audience and revenues will be driven by the continued expansion of the market for competitive gaming. According to the 2020 Newzoo Global Esports Market Report, global esports’ audience is expected to reach 495 million in 2020, made up of 223 million esports enthusiasts and a further 272 million occasional viewers. The number of esports enthusiasts is expected to grow another 32% by 2023, totaling 295 million. (Source: Newzoo, July 2020 – Newzoo Global Esports Market Report)

Growth of revenues associated with our sports betting platform will be driven in part by overall market trends, including the growth of the U.S. sports betting industry, the continued state-by-state roll-out of regulated online and mobile sports betting, our ability to secure additional market access to offer online and mobile sports betting services, and our ability to secure the relevant licenses and approvals from state gaming regulators in those states where we have secured market access. Alongside this, our ability to compete in a highly competitive online and mobile sports betting market will also determine our future growth.

In February 2020, Eilers and Krejcik Gaming LLC (“Eilers and Krejcik”) forecast that the U.S. sports betting industry could generate US$17.3 billion in revenue annually if all 50 states regulated sports betting to allow a “robust online sports betting product as well as retail sports betting.” In 2018, the year the Professional and Amateur Sports Protection Act 1992 was ruled unconstitutional by the U.S. Supreme Court, US$497 million in revenue was generated by regulated sports betting in the U.S. In 2019, revenue generated by regulated sports betting in the U.S. grew to US$908 million.

Mobile sports betting accounts for the majority of revenue in states where mobile gaming is permitted. According to Eilers and Krejcik, the overall amount wagered in the New Jersey sports betting market in 2019 was US$4.5 billion, with online and mobile accounting for US$3.8 billion, or 84% of total handle. In Colorado, where retail and online sports betting was launched in May 2020, the amount wagered in August 2020 more than doubled month-over-month to US$128.6 million, with online and mobile accounting for US$126.6 million, or 98% of total handle. In Indiana, where retail and online sports betting was launched in September 2019, the amount wagered in August 2020 more than doubled month-over-month to US$169 million, with online and mobile accounting for US$143 million, or 85% of total handle. (Sources: PlayNJ.com – January 2020 – New Jersey Sportsbooks’ Hot December Pushes Annual Handle to More than $4.5 Billion in 2019; iGB North America – September 2020, CO sports betting handle more than doubles in August; Gambling.com – September 2020, Indiana August Sports Betting Handle Reaches $169 million).

U.S. Gaming Regulatory Landscape

In May 2018, the Supreme Court of the United States ruled that the Professional and Amateur Sports Protection Act of 1992 (PASPA), an act that largely outlawed sports betting in the U.S. outside of Nevada, was unconstitutional. With PASPA’s repeal, individual states gained almost complete legislative authority over sports betting within their respective borders. The regulatory landscape for sports betting in the U.S. is nascent and fluid. As at October 28, 2020, 18 states and the District of Columbia offer fully legalized and regulated sports betting, with four other states passing sports betting-related bills, and an additional five states with legislation pending.

Jurisdictions
Jurisdictions offering fully legalized and regulated sports betting (retail and online)	Colorado; District of Columbia; Illinois; Indiana; Iowa; Nevada; New Hampshire; New Jersey; Oregon; Pennsylvania; Rhode Island; and West Virginia
Jurisdictions offering fully legalized and regulated sports betting (retail only)	Arkansas; Delaware; Michigan; Mississippi; Montana; New Mexico; and New York
Jurisdictions that passed legislation but launch date pending	North Carolina; Tennessee; Virginia; and Washington
Jurisdictions with legislation pending	Louisiana; Maryland; Massachusetts; Ohio; and South Dakota

U.S. Jurisdictions where theScore Bet Currently Operates

New Jersey

In New Jersey, the provision of online gaming, sports betting and other aspects of casino gaming are subject to the requirements of the New Jersey Casino Control Act (the “NJ Act”) and the regulations promulgated thereunder. Under the sports wagering laws in New Jersey, third-party companies, such as theScore Bet, may provide services to casino and racetrack licensees to facilitate online/mobile sports wagering, including website hosting. Such service providers must obtain a casino service industry enterprise (a “CSIE”) license. The New Jersey Division of Gaming Enforcement (the “NJ DGE”) is responsible for investigating all license applications, issuing such required licenses and approvals, and prosecuting violations of the NJ Act.

theScore Bet is authorized to provide sports wagering services in New Jersey by the NJ DGE, via a market access agreement with Darby Development LLC, the operator of Monmouth Park Racetrack, (“Monmouth Park”), a licensed racetrack in the State of New Jersey. The New Jersey Racing Commission (“Racing Commission”) issued a sports wagering license to Monmouth Park on June 13, 2018. Due to the length of investigative time prior to issuing of a plenary CSIE license, the New Jersey regulations allow a CSIE applicant to petition the NJ DGE for authorization to conduct business, including sports wagering operations, prior to the issuance of a license at the discretion of the NJ DGE and subject to certain conditions, including the filing of a complete application. On May 14, 2019, theScore Bet submitted its application to the NJ DGE for a CSIE license. In addition to the application for theScore Bet, separate application forms were submitted to the NJ DGE for various entities holding ownership interests in theScore Bet, including theScore as well as for individuals affiliated with and those entities holding a beneficial ownership interest of 5% or more in theScore.

The NJ DGE deemed these applications complete on June 24, 2019 and thereafter the NJ DGE conducted a preliminary review of theScore Bet’s suitability and that of its qualifiers. On August 24, 2019, the NJ DGE issued an order authorizing theScore Bet to commence permanent sports wagering operations, while the NJ DGE completes its investigation of theScore Bet and its qualifiers. Those qualifiers include theScore’s directors, officers, key employees and certain investors of 5% or more, unless otherwise waived from such qualification requirements. If the NJ DGE were to find such a person or investor unsuitable, theScore would be required to sever its relationship with that person or the investor and may be required to dispose of his, her or its interest in theScore. The NJ DGE may conduct investigations into the conduct or associations of our directors, officers, key employees or investors to ensure compliance with applicable standards set for in the NJ Act.

The NJ DGE has input into our operations, including the types of sports wagers and promotions we can offer to New Jersey patrons. The NJ DGE may also levy substantial fines against or seize our assets or the people involved in violating gaming laws or regulations. To date we have demonstrated suitability to obtain and have obtained all NJ DGE licenses, registrations, permits and approvals necessary for us to operate our existing sports wagering operations within the state of New Jersey.

Indiana

theScore Bet is classified by the Indiana Gaming Commission (“IGC”) as a “sports wagering vendor” (“Vendor”) and has received its “temporary vendor license” (the “Temporary License”). As part of the Temporary License application process, theScore Bet submitted all level-one individual/occupational license applications required by the IGC. Those applications, along with theScore Bet’s corporate Vendor application, were deemed complete and preliminarily acceptable to the IGC, pending completion of a full investigation (which will conclude in due course). In addition, theScore Bet has also (i) secured the requisite occupational licensing approvals for applicable “lower-level” employees; (ii) received IGC approval of all internal controls and house rules associated with theScore Bet’s Indiana mobile application; and (iii) demonstrated the product to the satisfaction of IGC staff, including functionality of geolocation technology. Certain third-party providers of services to theScore Bet were also required to complete various licensing and/or registration requirements with the IGC. theScore Bet received authorization from the IGC to commence its mobile sports betting services in Indiana on September 17, 2020. Full investigations related to theScore Bet’s corporate Vendor application and level-one occupational applications are continuing, individual interviews will be conducted, and permanent licenses may be awarded by the IGC at a future date.

theScore Bet is obligated to report to the IGC any transfers of 5% or greater beneficial ownership in theScore Bet. In order to determine the necessary licensing requirements for a new investor, the IGC must receive and review information related to the transaction and provide to such new investor a determination as to which of its corporate entities / individuals will be required to file a license application and which satisfy the definition of “institutional investor” at 68 IAC 1-1-52 and may therefore be eligible to complete an institutional investor waiver application rather than engage in the full licensing process. This determination is subject to the discretion of the IGC staff.

theScore Bet’s Temporary and/or permanent Vendor license, as well as any occupational licenses held by key individuals, may be subject to disciplinary action up to and including revocation (or theScore Bet may not receive its permanent Vendor license) if theScore Bet violates any of the Indiana Emergency Sports Wagering Rules (the “Emergency Rules”) or related statutes or IGC directives. Either the Vendor license or individual occupational licenses may be subject to disciplinary action or revocation at the discretion of the IGC for reasons including, but not limited to, failure to update the IGC with information initially disclosed as part of the application process; failure to comply with reporting requirements; and/or failure to comply with any other ongoing requirements related to license fee payments, renewals, and all other requirements detailed in the Emergency Rules.

theScore Bet’s Vendor license, individual level-one occupational licenses, and all level-two occupational licenses are to be renewed on an annual basis, including payment of annual renewal fees. The Vendor license is also contingent on theScore Bet maintaining its market access agreement with Ameristar East Chicago, LLC (a subsidiary of Penn National Gaming Inc.), as Indiana law requires Vendors to remain in contract with a casino partner to maintain a Vendor license through the IGC.

Colorado

theScore Bet holds an “internet sports betting operator” license which was approved by the Colorado Limited Gaming Control Commission (“Commission”) and issued by the Colorado Division of Gaming (“Division”). The internet sports betting operator license allows theScore Bet to offer sports wagering on theScore Bet app in Colorado. Once the Division completes its full investigation and the Commission approves the Division’s findings, this temporary sports betting license will be converted to a permanent license.

Colorado allows sports betting to be conducted by a licensed internet sports betting operator on behalf of a Colorado casino holding a sports betting “master license.” theScore Bet has an agreement with a master licensee – The Gilpin Casino, located in Black Hawk, Colorado (“The Gilpin”) – to conduct online sports wagering on behalf of The Gilpin.

Further, Colorado requires operational approval of an internet sports betting operator’s “sports betting system,” which includes the interactive components, software, and associated equipment that comprise the operator’s sports betting platform. Colorado also requires approval of the “internal control standards” that govern the internet sports betting operator’s sports betting system and that demonstrate how the internet sports betting operator will abide by, among other requirements, ensuring geofencing restrictions, prohibiting excluded participants, managing participant wagering accounts, and establishing house rules. theScore Bet has received operational approval of both its sports betting system and internal control standards from the Division.

In Colorado, all sports betting licenses expire two years after issuance but may be renewed upon the filing and approval of a renewal application by the Commission. Renewal applications for internet sports betting operators and vendor majors must be received by the Division no later than 120 days before the expiration of the current license. Colorado sports betting licensees have an ongoing obligation to disclose any changes in board directors or corporate officers, as well as other key individuals who oversee the licensee’s sports betting operations. Licensees must also disclose any person who acquires “any voting or controlling interest of ten percent or more,” and any person who acquires “any nonvoting or passive ownership interest of twenty-five percent or more.” In addition, licensees must disclose changes in their corporate structure, including all parent, holding, intermediary, and subsidiary companies of the licensee.

The Commission has broad powers to suspend, revoke, or not renew sports betting licenses. Licenses shall be revoked if a licensee has: provided misleading information to the Division or to the Commission; been convicted of a felony or any gambling-related offense; become a person whose character is no longer consistent with the protection of the public interest and trust in sports betting; or intentionally refused to pay a prize to a person entitled to receive the price. Licenses may be suspended, revoked, or not renewed if a licensee: is delinquent in remitting money rightfully owed to players, contractors, or others involved in sports betting; fails to ensure the trustworthy operation of sports betting; or commits any intentional violation of any sports betting law, regulation, or other rule or guidance.

Canadian Gaming Regulatory Landscape

Canada’s federal Criminal Code (the “Code”) makes it an offence for any entity other than a provincial government to offer sports-betting services to residents of Canada. The Code contains an exception that allows each provincial government to ‘conduct and manage’ gambling operations, including sports betting, within its jurisdiction. The provinces responded to this exception by establishing purpose-specific corporations (typically lottery corporations) to conduct and manage gaming on behalf of the applicable provincial government. Lottery corporations are, for all intents and purposes, the monopoly providers of legal gaming, including sports-betting, in their respective provinces.

Notwithstanding that broad exception for provincial operations, the Code maintains a blanket prohibition on certain betting activities, the most important of which is the taking of bets on a single sporting event. As this prohibition extends to provincial governments, there is currently no legal avenue for betting on single sports events.

In April 2019, Ontario’s provincial government commenced consultations with key industry stakeholders to establish a more competitive market for online legal gambling, including sports betting. It is now anticipated that within the next two fiscal quarters, the Ontario government will introduce a new legal structure for online gaming that will be based on a license, tax and regulate model. This will permit companies like ours to provide sports betting and other gaming services directly to Ontario residents. Further, the general consensus of Canadian regulatory and industry groups is that once Ontario introduces this new model for online gaming, all of the other provinces and territories will follow suit. Assuming this does occur, there is the prospect of an open online gaming market throughout Canada within the next two to three years.

A related development is the possibility that the Safe and Regulated Sports Betting Act (Bill C-218), a Private Members Bill which called for the legalization of taking bets on a single sporting event, will be introduced in Parliament this quarter, and then, because of the bill’s all-party approval, move through the House of Commons, into and through committee and into the Senate within the next six months. If the bill does proceed through the House of Commons and the Senate without significant objections, it will dovetail with the “privatizing” of online gaming by the provinces, permitting our company to offer betting on single sports events to residents of Canada.

risk factors

An investment in our securities involves risks and uncertainties. In addition to the other information contained in this AIF, investors should carefully consider the risks and uncertainties described below before investing in our securities. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair business operations and cause the price of our securities to decline. If any of the following risks actually occur, our business and prospects may be harmed, and our financial condition and results of operations may suffer significantly. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. See “FORWARD-LOOKING INFORMATION AND FORWARD-LOOKING STATEMENTS” herein.

Risks Related to Our Business and Industry

Regulation of Gaming Industry

While gaming, iGaming and sports betting regulations are a creature of state law and vary from state to state, in general there are a number of common principles that underline the concept of gaming regulation. Participation in the gaming industry is considered to be a privilege, not a right, and thus those who seek to participate must submit themselves to licensure as required by the state regulatory body. In this regard, gaming licenses do not create or entail a property right and such licenses cannot be sold or transferred (although ownership interests in license holders may be transferred subject to regulatory approval). A good example of this is the preliminary provisions to New Jersey’s Casino Control Act, which provides that a key element of regulation of gaming is “public confidence and trust in the credibility and integrity of the regulatory process and of casino operations,” and therefore the model is to extend “strict State regulation to all persons, locations, practices, and associations related to the operation of licensed casino enterprises and all related service industries.” Gaming legislation in virtually all jurisdictions contain substantively similar provisions.

Our company and our officers, directors, major shareholders, key employees, and business partners are generally subject to the sports betting and gaming laws and regulations of the jurisdictions in which we conduct or will conduct business. In addition, we are subject to the general laws and regulations that apply to all online, digital and e-commerce businesses, such as those related to privacy and personal information, data security, tax, and consumer protection. The laws and regulations vary in each jurisdiction and future legislative and regulatory action, court decisions, and/or other governmental action, which could be affected by, among other things, political pressures, attitudes and climates, may have a material impact on our operations and financial outcomes.

The jurisdictions where we operate (as described above under “THE BUSINESS OF THESCORE – U.S. Gaming Regulatory Landscape”), or will operate, each have their own regulatory framework. More often than not these frameworks will require us to receive a license. Each jurisdiction will normally require us to make detailed and extensive disclosures as to our beneficial ownership, our source of funds, the probity and integrity of certain persons associated with our business, our management competence, structure, and business plans, our proposed geographical territories of operation, and our ability to operate a gaming business in a socially responsible manner in compliance with regulation. Such jurisdictions will also impose ongoing reporting and disclosure obligations, both on a periodic and ad hoc basis in response to material issues affecting the business. Our current and future gaming licenses or approvals in each jurisdiction in which we operate or intend to operate are subject to our ongoing compliance with applicable laws, rules and regulations in each such jurisdiction. There can be no assurance that we will be able to retain existing licenses or approvals or demonstrate suitability to obtain new licenses or approvals. In addition, the loss of a license or approval in one jurisdiction could trigger the loss of a license or approval or affect our eligibility for a license or approval in another jurisdiction. As we expand our sports wagering operations, we may also have to meet additional suitability requirements and obtain additional licenses or approvals from gaming authorities in such jurisdictions and we cannot be sure that we will be successful in this regard.

Our gaming-related technology will also be subject to testing and certification by the regulators in the jurisdictions in which we operate or will operate. Such testing and certification are generally designed to confirm matters such as the fairness of the gaming products offered by the business, our ability to accurately generate settlement instructions, and recover from outages.

Any gaming license may be revoked, suspended, or conditioned at any time. The loss of a gaming license in one jurisdiction could prompt the loss of a gaming license, or affect our eligibility for such a license, in another jurisdiction. These potential losses of licenses would cause us to cease offering some or all of our product offerings in the impacted jurisdiction(s). We may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process, which could adversely affect our operations. The process of determining suitability may be expensive and time-consuming. Delay or failure to obtain gaming licenses in any jurisdiction may prevent us from offering our products in such jurisdiction, increasing our customer base and/or generating revenues. A gaming regulatory body may refuse to issue or renew a gaming license if our company, or one of our directors, officers, employees, major shareholders or business partners: (i) is considered to be a detriment to the integrity or lawful conduct or management of gaming, (ii) no longer meets a licensing or registration requirement, (iii) has breached or is in breach of a condition of licensure or registration or an operational agreement with a regulatory authority, (iv) has made a material misrepresentation, omission or misstatement in an application for licensure or registration or in reply to an inquiry by a person conducting an audit, investigation or inspection for a gaming regulatory authority, (v) has been refused a similar gaming license in another jurisdiction, (vi) has held a similar gaming license in that province, state or other jurisdiction which has been suspended, revoked or cancelled, or (vii) has been convicted of an offence, inside or outside of Canada or the United States that calls into question the honesty or integrity of our company or any of our directors, officers, employees or associates.

Furthermore, our product offerings must be approved in most regulated jurisdictions in which they are offered; this process is not assured or guaranteed. It is a prolonged, potentially extremely costly process to obtain these approvals. A developer and provider of online or mobile sports betting and iGaming products may pursue corporate regulatory approval with regulators of a particular jurisdiction while it pursues technical regulatory approval for its product offerings by that same jurisdiction. It is also possible that, after incurring significant expenses and dedicating substantial time and effort towards such regulatory approvals, we may not obtain such approvals. In the event we fail to obtain the necessary gaming license in a given jurisdiction, we would likely be prohibited from operating in that particular jurisdiction altogether. If we fail to seek, do not receive, or receive a suspension or revocation of a license in a particular jurisdiction for our product offerings (including any related technology and software), then we cannot operate in that jurisdiction and our gaming licenses in other jurisdictions may be impacted. We may not be able to obtain all necessary gaming licenses in a timely manner, or at all. These delays in regulatory approvals or failure to obtain such approvals may also serve as a barrier to entry to the market for our product offerings. Our operations and future prospects will be affected if we are unable to overcome these barriers to entry.

To the extent new sports betting and/or iGaming jurisdictions are established or expanded, we cannot guarantee we will be successful in penetrating such new jurisdictions or expanding our business or customer base in line with the growth of existing jurisdictions. As we directly or indirectly enter into new markets, we may encounter legal, regulatory, and political challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new market opportunity. In the event we are unable to effectively develop and operate directly or indirectly within these new markets or if our competitors are able to successfully penetrate geographic markets that we cannot access or where we face other restrictions, then our business, operating results, and financial condition could be impaired. Our failure to obtain or maintain the necessary regulatory approvals in jurisdictions, whether individually or collectively, would have a material adverse effect on our business, results of operations, financial condition and prospects. We may need to be licensed, obtain approvals of our products and/or seek licensure of our officers, directors, major shareholders, key employees or business partners to expand into new jurisdictions. This is a costly and time-consuming process. Any delays in obtaining or difficulty in maintaining regulatory approvals needed for expansion within existing markets or into new jurisdictions can negatively affect our opportunities for growth. This includes the growth of our customer base, or delay in our ability to recognize revenue from our product offerings in any such jurisdictions.

Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on our operations and financial results. There can be no assurance that legally enforceable and prohibiting legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to prohibit, legislate, or regulate various aspects of the Internet, e-commerce, payment processing, or the online and mobile wagering and interactive entertainment industries (or that existing laws in those jurisdictions will not be interpreted negatively). Moreover, legislation may require us to pay certain fees in order to operate a sports betting and iGaming-related business. Such fees may include integrity fees paid to sports leagues and/or fees required to obtain official sports-wagering related data. Compliance with any such legislation may have a material adverse effect on our business, results of operations, financial condition and prospects.

The success of online and mobile sports betting and our product offerings may be also be affected by future regulatory and marketplace developments related to mobile platforms and application storefronts, social networks, advertising networks, payment processing and banking, data and information privacy, cloud and other infrastructure hosting, and other regulatory and marketplace developments that we are unable to predict and are beyond our control. As a result, our future operating results relating to our sports betting products are difficult to anticipate, and we cannot provide assurance that our product offerings will grow as expected or with success in the long term. Adverse developments in these areas may have a material adverse effect on our business, results of operations, financial condition and prospects.

Additionally, our ability to successfully pursue our sports betting and iGaming strategy in the United States and Canada depends on the laws and regulations relating to wagering through interactive channels both federally and in individual states and provinces in each of these countries, respectively. There is considerable debate and opposition to online and interactive real-money gaming in the United States and Canada and there can be no assurance that this opposition will not succeed in preventing the legalization of online and mobile sports betting and iGaming in jurisdictions where it is presently prohibited, including Canada and certain states in the United States, thereby prohibiting, or limiting the expansion of such activities where it is currently permitted or causing the repeal of legalized online or mobile sports betting and/or iGaming in any jurisdiction. Any successful effort to limit the expansion of or prohibit legalized online or mobile sports betting and/or iGaming could have an adverse effect on our results of operations, cash flows and financial condition. Combatting such efforts to curtail expansion of, or limit or prohibit, legalized online and mobile sports betting and/or iGaming can again be time-consuming and can be extremely costly.

In the United States, the Unlawful Internet Gambling Enforcement Act of 2006 (“UIGEA”) prohibits among other things, the acceptance by a business of a wager by means of the Internet where such wager is prohibited by any federal or state law where initiated, received or otherwise made. Under UIGEA severe criminal and civil sanctions may be imposed on the owners and operators of such systems and on financial institutions that process wagering transactions. The law contains a safe harbour for wagers placed within a single state (disregarding intermediate routing of the transmission) where the method of placing the wager and receiving the wager is authorized by that state’s law, provided the underlying regulations establish appropriate age and location verification.

The Illegal Gambling Business Act (“IGBA”), makes it a crime to conduct, finance, manage, supervise, direct or own all or part of an “illegal gambling business” and the Travel Act makes it a crime to use the mail or any facility in interstate commerce with the intent to “distribute the proceeds of any unlawful activity,” or “otherwise promote, manage, establish, carry on, or facilitate the promotion, management, establishment, or carrying on, of any unlawful activity.” For there to be a violation of either the IGBA or the Travel Act there must be a violation of underlying state law.

Until 2011, there was uncertainty as to whether the Federal Wire Act of 1961 (the “Wire Act”) prohibited states from conducting intrastate lottery transactions via the Internet if such transactions crossed state lines. In late 2011, the Office of Legal Counsel (the “OLC”) of the Department of Justice (“DOJ”) issued an opinion which concluded that the prohibitions of the Wire Act were limited to sports gambling and thus did not apply to state lotteries at all (the “2011 DOJ opinion”). Following the issuance of the 2011 DOJ opinion, within the past few years, state-authorized Internet casino gaming has been launched in Delaware, New Jersey, Pennsylvania and West Virginia, and state authorized online poker has been launched in Nevada.

In 2018, at the request of the Criminal Division, the OLC reconsidered the 2011 DOJ opinion’s conclusion that the Wire Act was limited to sports gambling. On January 14, 2019, the OLC published a legal opinion dated November 2, 2018 (the “2018 DOJ opinion”), which concluded that the 2011 DOJ opinion had incorrectly interpreted the Wire Act. In the 2018 DOJ opinion, the OLC concluded that the restrictions on the transmission in interstate or foreign commerce of bets and wagers in the Wire Act were not limited to sports gambling but instead applied to all bets and wagers. The OLC also found that the enactment of the UIGEA described above did not modify the scope of the Wire Act. The OLC acknowledged that its conclusion in the 2018 DOJ opinion, which was contrary to the 2011 DOJ opinion, will make it more likely that the executive branch’s view of the law will be tested in the courts. The United States District Court for the District of New Hampshire disagreed with the 2018 DOJ Opinion. In an opinion dated June 3, 2019, in New Hampshire Lottery Commission, et. al. vs. William Barr, AG, Case No. 1:19-cv-00163, Opinion No. 2019 DNH 091P, p. 60, United States District Judge Barbadoro held that § 1084(a) of the Federal Wire Act “applies only to transmissions related to bets or wagers on a sporting event or contest” and granted summary judgment to the Plaintiff (who effectively challenged the position taken in the 2018 DOJ Opinion). While the court stated that the decision was limited to the parties, the DOJ then issued an additional statement providing that it is reviewing the court’s opinion and that the forbearance period set forth by way of memorandum issued subsequent to the issuance of the 2018 DOJ Opinion dated February 28, 2019 is extended until December 31, 2019 or 60 days after the entry of a final judgement in the New Hampshire litigation, whichever is later. The DOJ filed a Notice of Appeal to the United States Court of Appeals for the First Circuit on August 16, 2019 appealing the court’s June 3, 2019 opinion as well as the court’s June 20, 2019 judgment in favour of the Plaintiff.  That appeal is currently pending. At this time, we are unable to determine whether the 2018 DOJ opinion will be upheld by the courts, or what impact it will have on us or our customers.

If we fail to comply with any existing or future laws, rules, regulations, approvals, registrations, permits, licenses or other requirements, regulators may take action against us. Such action may include fines, the conditioning, suspension or revocation of approvals, registrations, permits or licenses, and other disciplinary action. If we fail to adequately adjust to any such potential changes, our business, results of operations or financial condition could also be harmed.

Continued Support of Banks and Payment Processors

We rely on payment processing and banking providers to facilitate the movement of funds between us and our customer base for our sports betting platform. Anything that could interfere with or otherwise harm our relationships with payment and banking service providers could have a material adverse effect on our business, results of operations, financial condition and prospects. Our ability to accept payment from our customers or facilitate withdrawals by them may be restricted by any introduction of legislation or regulations restricting financial transactions with online or mobile sports betting operators or prohibiting the use of credit cards and other banking instruments for online or mobile sports betting transactions, or any other increase in the stringency of regulation of financial transactions, whether in general or in relation to the gambling industry in particular.

Stricter anti-money laundering regulations may also affect the quickness and accessibility of payment processing systems, resulting in added inconvenience to our customers. Card issuers and acquirers may dictate how transactions and products need to be coded and treated which could also make an impact on acceptance rates. Card issuers, acquirers, payment processors and banks may also cease to process transactions relating to the online or mobile sports betting industry as a whole or certain operators, such as ourselves. This could be due to reputational and/or regulatory reasons or in light of increased compliance standards of such third parties that seek to limit their business relationships with certain industry sectors considered as “high risk”. It may also result in customers being dissuaded from accessing our product offerings if they cannot use a preferred payment option, or the quality or the speed of the supply is not suitable or accessible to the customers. Any such developments may have a material adverse effect on our business, results of operations, financial condition and prospects.

Losses with Respect to Individual Events or Betting Outcomes

Sports betting involves betting where winnings are paid on the basis of the stake placed and the odds quoted. Odds are determined with the objective of providing an average return to the bookmaker over a large number of events and therefore, over the long term. In contrast, there can be significant variation in gross win percentage event-by-event and day-by-day. We have systems and controls intended to reduce the risk of daily losses occurring on a gross-win basis, but there can be no assurance that these will be effective in reducing our exposure. As a result, in the short term, there is less certainty of generating a positive gross win, and we may experience significant losses with regard to individual events or betting outcomes, specifically if large, individual bets are placed on an event or betting outcome or series of events or betting outcomes. Odds compilers and risk managers are capable of human error, thus, even noting that a number of betting products are subject to capped pay-outs, significant volatility can occur. Any significant losses on a gross-win basis could have a material adverse effect on our business, results of operations, financial condition and prospects.

Sports betting can also fluctuate due to seasonal trends and other factors. Our operations, and thus our financial performance, are also dependent on the seasonal variations dictated by various sports calendars, which will have an effect on our financial performance.

Competition in the Online and Mobile Sports Betting and Media Industry

Our current and potential competitors in mobile sports betting include Barstool Sports, BetMGM, Bet 365, Caesars, DraftKings, FanDuel, FOX Bet, PointsBet, and William Hill, and other online and mobile gaming operators. Certain competitors have more established relationships and greater financial resources and they can use their resources against us in a variety of competitive ways, including by making acquisitions, investing aggressively in research and development, and competing aggressively for strategic partners, advertisers, employees, technologies, digital media rights, websites and applications. These competitors also may spend more money and time on developing and testing products and services, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies, or otherwise develop more commercially successful products or services than our own, which could negatively impact our business by affecting our ability to attract and retain existing and new sports betting customers.

Our current and potential competitors in digital sports media include large and established companies, such as CBS Sports, ESPN, Fox Sports, SB Nation, Sportsnet, TSN, Turner Sports, and Yahoo Sports, the digital media divisions of major sports leagues, independent fantasy sports companies, other digital media companies that cover esports, as well as start-up companies. The digital media divisions of major sports leagues have more access to proprietary content that may not be made available to us. Emerging start-ups may be able to innovate and provide products and services faster than we can. If competitors are more successful than us in developing compelling products and engaging content or in attracting and retaining users, advertisers and digital media rights, our revenues and growth rates and the value of the capitalized digital assets could be negatively affected. There is no assurance that we will be able to maintain our position in the marketplace.

We must continually introduce and successfully market new and innovative technologies, product offerings and product enhancements to remain competitive and effectively procure customer demand, acceptance, and engagement as a result of the intense industry competition, along with other factors. The process of developing new product offerings and systems is unclear and complexed, and new product offerings may not be well received by customers. Although we intend to continue investing in research and development, there can be no assurance that such investments will lead to successful new technologies or timely new product offerings or enhanced existing product offerings with product life cycles long enough to be successful. We may not recover the substantial up-front costs of developing and marketing new technologies and product offerings or recover the opportunity cost of diverting management and financial resources away from other technologies and product offerings.

Regulatory Investigations

We have, and may in future, receive formal and informal inquiries from government authorities and regulators from time to time, including securities authorities, tax authorities, privacy commissions and gaming regulators, regarding our compliance with laws and other matters. We expect to continue to be the subject of investigations and audits in the future as we continue to grow and expand our gaming operations. Violation of existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties providing a negative effect on our financial condition and results of operations. In addition, there is a possibility that future orders issued by, or inquiries or enforcement actions initiated by, government or regulatory authorities may cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties, or require us to change our business practices that may have materially adverse effects on our business.

Market Access Limitations

The prevailing trend in the United States is for states to require sports betting to be conducted by or through an existing licensed casino or racetrack. In such states where mobile or internet-based sports betting is legal, each casino or racetrack often is permitted to offer sports betting through a limited number of branded websites, known as skins. The number of skins each casino or racetrack is permitted to offer varies by state and is dictated by law, regulation or policy. Casinos and racetracks have, accordingly, begun to enter into agreements to allow third-party sports betting operators to operate skins through the casino’s or racetrack’s license. Further, certain of these agreements provide for a sports betting operator to obtain “second skin” or “third skin” access, meaning that another operator has the right to operate the first, and potentially the second, skin of a casino or racetrack, to the extent permitted by law, regulation or policy. Consequently, if a state does not permit casinos or racetracks to have more than one skin (or more than two skins as the case may be), an operator’s right to utilize a second (or third skin as the case may be) is rendered meaningless in such state. We have entered into multiple agreements allowing us market access via the right to operate specific skins. Certain of these agreements contemplate us receiving second or third skins. Accordingly, should states not permit our casino or racetrack partners to offer sports betting through an adequate number of skins, we would not have access to such markets (unless we enter into additional agreements for market access in such states). Our inability to gain access to offer mobile and internet sports betting in states as such states legalize sports betting could have a material adverse effect on our business, results of operations, financial condition and prospects.

Further, a state may change its law, regulation or policy framework to alter the number of skins a casino or racetrack is permitted to offer. An increase to the number of skins could result in increased competition within such state, while a decrease to the number of skins a casino or racetrack may offer could reduce or eliminate the ability for us to gain access to operate in such state. Such changes could have a material adverse effect on our business, results of operations, financial condition and prospects.

Shareholders Subject to Extensive Governmental Regulation

A number of jurisdictions’ gaming laws may require any of our shareholders to file an application, be investigated, and qualify or have their suitability determined by gaming authorities. Gaming authorities have very broad discretion when ruling on whether an applicant should be deemed suitable or not. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, revoke or suspend any gaming license, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming authorities.

Any person found unsuitable by a gaming authority may not hold directly or indirectly ownership of any voting security or the beneficial or record ownership of any non-voting security or any debt security of any company that is licensed with the relevant gaming authority beyond the time prescribed by the relevant gaming authority. A finding of unsuitability by a particular gaming authority impacts that person’s ability to associate or affiliate with gaming licensees in that specific jurisdiction and could impact the person’s ability to associate or affiliate with gaming license holders in other jurisdictions.

Many jurisdictions also require any person who obtains a beneficial ownership of more than a certain percentage, typically 5%, of voting securities of a publicly traded gaming company or parent company thereof and, in some jurisdictions, non-voting securities to report the acquisition to gaming authorities. Gaming authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions in certain jurisdictions for “institutional investors” that hold a company’s voting securities for investment purposes only. Other jurisdictions may also limit the number of gaming licenses with which a person may be associated.

Our corporate articles and bylaws include certain provisions to ensure that we comply with applicable gaming regulations. These provisions provide, among other things, that we shall have the right, subject to the conditions set out in our articles and bylaws, to repurchase securities shares held by an unsuitable person. Such repurchase rights may negatively affect the trading price and/or liquidity of our securities.

Industry Social Responsibility Concerns

Public opinion can meaningfully affect sports betting regulation. A negative shift in the perception of sports betting by the public, by politicians, or by others could impact future legislation or regulation in different jurisdictions. Moreover, such a shift could cause jurisdictions to abandon proposals to legalize sports betting, thereby limiting the number of new jurisdictions into which we could expand. Negative public perception can also lead to new, harsher restrictions on sports betting, including restrictions on marketing, betting product offerings, other restrictions on our gaming operations and increased compliance costs. Such changes could have a material adverse effect on our business, results of operations, financial condition and prospects.

Digital Sports Media Industry Reliant on Mobile Advertising

We have historically derived all of the revenues in digital sports media from sales of advertising and sponsorship. The digital sports media industry is a relatively new and rapidly evolving industry and as such it is difficult to predict the prospects for growth. There is no assurance that advertisers will continue to increase their purchases of online and mobile advertising, that the supply of advertising inventory will not exceed demand or that smartphone penetration in the United States and Canada will continue to grow. If the industry grows more slowly than anticipated or our existing products and services lose, or our new products and services fail to achieve, market acceptance, we may be unable to achieve our strategic objectives, which could have a material adverse effect on our prospects, business, financial condition or results of operations.

Recent Expansion of Sports Betting Operations

Our sports betting operations compete in a rapidly evolving and highly competitive market against an increasing number of competitors. In order to support our revenue-generation, we have entered into certain market access agreements with certain other licensed gaming operators and we may not be able to do so on terms that are favourable to us. The success of our proposed sports betting operations is dependent on a number of additional factors that are beyond our control, including the ultimate tax rates and license fees charged by jurisdictions across the United States; our ability to gain market share in a newly developing market; the timeliness and the technological and popular viability of our products, our ability to compete with new entrants in the market; changes in consumer demographics and public tastes and preferences; and the availability and popularity of other forms of entertainment. There can be no assurance that we will be able to compete effectively or that our expansion will be successful and generate sufficient returns on our investment.

Historical Losses and Negative Operating Cash Flows

We have a history of operating losses and we can be expected to generate continued operating losses and negative cash flows in the future while we carry out our current business plan to further develop and expand our businesses in digital sports media and mobile sports betting. We have made significant up-front investments in research and development, sales and marketing, market access for mobile sports betting and general and administrative expenses in order to rapidly develop and expand our business. We are currently incurring expenditures related to our operations that have generated negative operating cash flows from operations. The successful development and commercialization of these operations will depend on a number of significant financial, logistical, technical, marketing, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted. In addition, we have a limited operating history with respect to our newer product offerings such as our sports betting products, which makes it difficult to forecast future results. There is no guarantee that such operations will become profitable or produce positive cash flow or that we will be successful in generating significant revenues in the future or at all. While we can utilize cash and cash equivalents to fund our operating and development expenditures, we do not have access to material amounts under committed credit facilities or other committed sources of funding. Our inability to ultimately generate sufficient revenues to become profitable and have positive cash flows could have a material adverse effect on our prospects, business, financial condition, results of operations or overall viability as an operating business.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. Our objective in managing liquidity is to ensure we will always have sufficient liquidity to meet our liabilities when due, under both normal and distressed conditions, without incurring unacceptable losses or risking damage to our reputation. There is no assurance that our approach to managing liquidity will prove successful and should we be unable to meet our liabilities when due it could have a material adverse effect on our prospects, business, financial condition and results of operations.

COVID-19

The current COVID-19 pandemic crisis is evolving rapidly and could have a material adverse impact on our business, affairs, operations, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 outbreak has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where we operate. Labour shortages due to illness, company or government-imposed isolation programs, or restrictions on the movement of personnel could result in a reduction or cessation of all or a portion of our operations.

The extent to which the COVID-19 pandemic may impact our business and activities will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the spread of the disease, the duration of the outbreak, new information which may emerge concerning the spread and severity of the coronavirus, actions taken by Canadian and U.S. authorities to manage this pandemic, the postponement, suspension, cancellation or rescheduling of sports leagues and sporting events, the impact of the pandemic on consumer and advertiser spending, and the ability or willingness of suppliers and vendors to provide products and services. If the coronavirus continues to spread at the current pace, disruption to consumer spending and trade could trigger a global recession.

The actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which we operate, could continue to negatively impact stock markets, including the trading price of our securities, could cause continued interest rate volatility and movements and could adversely impact our ability to raise capital.

Any of these developments, and others, could have a material adverse effect on our business, affairs, operations, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure. In addition, because of the severity and global nature of the COVID-19 pandemic, it is possible that estimates in our financial statements could change in the near term and the effect of any such changes could be material, which could result in, among other things, an impairment of non-current assets and a change in the expected credit losses on accounts receivable.

Cancellation, Postponement or Curtailing of Sporting and Other Events

We and our suppliers have operations in, and our customers reside in, locations subject to natural occurrences such as natural crises, severe weather and other geological events, including, without limitation, pandemics, epidemics, outbreaks of infectious disease, hurricanes, earthquakes, floods, blizzards, wild fires or tsunamis that could disrupt operations and gameplay. Our betting business is affected by the scheduling and live broadcasting of significant sporting and other events. Disruptions to the scheduling and broadcasting of those events, including disruptions resulting from any of the aforementioned natural occurrences, may have a material impact on our business, results of operations or financial condition for the relevant period. In some instances, the scheduling of major sporting and other events occurs seasonally, or at regular but infrequent intervals.

The cancellation, postponement or curtailment of significant sporting or other events, for example due to adverse weather conditions, terrorist acts or other acts of war or hostility or the outbreak of infectious diseases, pandemics, or cancellation of, disruption to, postponement of such sporting events, for example due to contractual disputes, technological or communication problems, could materially adversely affect our business, results of operations, financial condition and prospects.

Reductions in Discretionary Consumer Spending

Our net revenues are dependent, in part, upon the volume and spending levels of customers through our product and/or service offerings, and as such, our business has been adversely impacted by economic downturns in the past. Decreases in discretionary consumer spending brought about by weakened general economic conditions such as, but not limited to, lackluster recoveries from recessions, high unemployment levels, higher income taxes, low levels of consumer confidence, weakness in the housing market, cultural and demographic changes, high fuel or other transportation costs and increased stock market volatility may negatively impact our revenues and operating cash flow.

Dependence on Key Suppliers

In the operation of our business we depend on a number of key suppliers, including (i) third-party web hosting and other technology service providers to enable us to operate our products and services; (ii) sports data, content and odds providers who provide a significant portion of the content for our mobile applications and websites, (iii) our exclusive sportsbook platform provider who provides certain backend platform technology and operational services which are integral to the operation of our sports betting offering in the United States; and (iv) our market access partners, who provide us with the right to operate our sports betting solution in applicable jurisdictions.

If any of these suppliers elect not to renew their contracts at the expiration of their current terms, cease operations or do not meet their contractual obligations or cease to provide their services for any reason, and if we cannot find suitable alternate suppliers in a timely manner (should such suitable alternate suppliers exist), we may be unable to operate our sports betting platform. Our inability to retain such third-party suppliers or find suitable alternate suppliers in a timely manner could lead to significant costs and disruptions that could reduce our revenue, harm our business reputation and have a material adverse effect on our prospects, business, financial condition and results of operations.

We also rely on application storefronts operated by the applicable operating system manufacturers, along with selected third-party application storefronts to distribute our mobile sports applications and mobile sports betting applications to consumers. If these operating system manufacturers cease to make our mobile sports or mobile sports betting applications available in their application storefronts, will only make such mobile applications available on terms unacceptable to us, or otherwise prohibit or restrict the distribution of our mobile applications on their application storefronts, this could prevent the broad distribution of our products and services and could have a material adverse effect on our prospects, business, financial condition and results of operations. Google currently prohibits the distribution of mobile sports betting applications through their Google Play storefront outside of the United Kingdom, Ireland and France, and imposes certain restrictions on gambling-related app integrations and advertising, which could limit the promotion and/or distribution of our mobile sports betting applications on Android devices.

We share and syndicate our editorial content through third party platforms including Facebook, Twitter, Instagram, YouTube and others. This syndication increases the exposure of our editorial content and generates user traffic for our websites. If these third-party platforms modify or alter their policies with respect to the sharing and/or syndication of content, traffic to our websites could be negatively affected and could have a material adverse effect on our prospects, business, financial condition and results of operations.

We also curate and aggregate content from selected third-party sources, including news articles, social media content and other multimedia content, and present it to our audience through our mobile sports applications and website. If these third parties modify or alter their policies, or otherwise preclude other publishers from curating and aggregating such content, our ability to present this content to our audience could be negatively affected and could have a material adverse effect on our prospects, business, financial condition and results of operations.

Mobile Device Users May Limit Data Tracking and Targeting

The success of our digital sports media platforms depends on our ability to deliver targeted, highly relevant ads to users of our mobile sports applications and website. Targeted advertising is done primarily through analysis of data, much of which is collected on the basis of user-provided permissions. This data might include a mobile device’s location or data collected when users view an advertisement or when they click on or otherwise engage with an advertisement. Users may elect not to allow data sharing for targeted advertising for a number of reasons, such as privacy concerns, or pricing mechanisms that may charge the user based upon the amount or types of data consumed. In addition, the designers of mobile device operating systems are increasingly promoting features and tools that allow device users to disable some of the functionality, which may impair or disable the delivery of advertisements to their devices, and device manufacturers may include these features as part of their standard device specifications (e.g. Apple changing its practice for IDFA ad tracking to ‘opt-in’ from ‘opt-out’). Although we are not aware of any other such products or functionalities that are widely used in the market today, as has occurred in the online advertising industry, companies may develop products and features that enable users to prevent advertisements from appearing on their mobile device screens. Finally, as discussed more fully below, the delivery of targeted advertising is under increasing scrutiny by regulators in many of the jurisdictions in which we operate, and regulatory changes could impact our business model and may have similar impact for many if not most entities that rely on targeted advertising. If any of these developments were to occur, it could have a material adverse effect on our prospects, business, financial condition and results of operations.

New and Evolving Industry

The iGaming and online sports betting industries are relatively new and continue to evolve. Whether these industries grow and whether our business will ultimately succeed, will be affected by, among other things, developments in social networks, mobile platforms, legal and regulatory developments (such as passing new laws or regulations or extending existing laws or regulations to online sports betting, iGaming and related activities), taxation of gaming activities, data and information privacy and payment processing laws and regulations, and other factors that we are unable to predict and which are beyond our control. Given the dynamic evolution of these industries, it can be difficult to plan strategically, including as it relates to product launches in new or existing jurisdictions which may be delayed or denied, and it is possible that competitors will be more successful than us at adapting to change and pursuing business opportunities. Additionally, as the online sports betting and iGaming industries advance, including with respect to regulation in new and existing jurisdictions, we may become subject to additional compliance-related costs, including as it relates to licensing and taxes. Consequently, we cannot provide assurance that our online and interactive offerings will grow at the rates expected or be successful in the long term. If our product offerings do not obtain popularity or maintain popularity, or if they fail to grow in a manner that meets our expectations, or if we cannot offer our product offerings in particular jurisdictions that may be material to our business, it could have a material adverse effect on our prospects, business, financial condition and results of operations.

Limited Long-Term Agreements with Advertisers

The success of our digital sports media platforms requires us to maintain and expand our current advertiser client relationships and to develop new relationships. Our contracts with our advertiser clients generally do not include long-term obligations requiring them to purchase our services and may be cancelled upon short or no notice and without penalty. As a result, we may have limited visibility as to our future advertising revenue streams. We cannot ensure our advertiser clients will continue to use our services or that we will be able to replace, in a timely or effective manner, departing clients with new clients that generate comparable revenue. Any non-renewal, renegotiation, cancellation or deferral of significant advertising contracts that in the aggregate account for a significant amount of revenue, could have a material adverse effect on our prospects, business, financial condition and results of operations.

Substantial Capital Requirements

We may require substantial additional equity or debt financing in order to carry out our business objectives, including the continued development of new and upgraded functionality of our products and services. There can be no assurance that debt or equity financing or cash generated by operations would be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it would be on terms acceptable to us. Failure to obtain sufficient financing may result in the delay or indefinite postponement of development or production on any or all of our products and services which could have a material adverse effect on our business, financial condition and results of operations.

Protection of Intellectual Property

Our commercial success depends upon our ability to develop new or improved technologies and products, and to successfully obtain or acquire patent or other proprietary or statutory protection for these technologies and products in Canada, the United States and other countries.

We rely on, among other things, copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. While we enter into confidentiality and non-disclosure agreements with our employees, consultants, users, potential users and others to attempt to limit access to and distribution of proprietary and confidential information, it is possible that:

•	some or all of our confidentiality and non-disclosure agreements will not be honoured;

•	third parties will independently develop equivalent technology or misappropriate our technology or designs;

•	disputes will arise with our strategic partners, users or others concerning the ownership of intellectual property;

•	unauthorized disclosure or use of our intellectual property, including source code, know-how or trade secrets will occur; or

•	contractual provisions may not be enforceable.

There can be no assurance that we will be successful in protecting our intellectual property rights or that we will become aware of third-party infringements that might be occurring. Inability to protect our intellectual property rights could have a material adverse effect on our prospects, business, financial condition or results of operations.

Infringement on Intellectual Property

Our commercial success depends upon us avoiding the infringement of intellectual property rights owned by others. The industries in which we compete have many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by us in our products. Some of these patents may grant very broad protection to the third-party owners thereof. Patents can be issued very rapidly and there is often a great deal of secrecy surrounding pending patent applications. We cannot determine with certainty whether any existing third-party patents or the issuance of any new third-party patents would require us to alter our technologies, pay for licenses, challenge the validity or enforceability of the patents, or cease certain activities. Third parties may assert intellectual property infringement claims against us and against our partners and/or suppliers. We may be subject to these types of claims either directly or indirectly through indemnities assuming liability for these claims that we may provide to certain partners. There can be no assurance that our attempts to negotiate favourable intellectual property indemnities in favour of us with our suppliers for infringement of third-party intellectual property rights will be successful or that a supplier’s indemnity will cover all damages and losses suffered by us and our partners and other suppliers due to infringing products, or that we can secure a license, modification or replacement of a supplier’s products with non-infringing products that may otherwise mitigate such damages and losses.

Some of our competitors have, or are affiliated with companies that have, substantially greater resources than us, and these competitors may be able to sustain the costs of complex intellectual property infringement litigation to a greater degree and for longer periods of time than us. Regardless of whether third-party claims of infringement against us have any merit, these claims could:

•	adversely affect our relationships with our customers and users;

•	be time-consuming to evaluate and defend;

•	result in costly litigation;

•	result in negative publicity for us;

•	divert our management’s attention and resources;

•	cause product and software delivery delays or stoppages;

•	subject us to significant liabilities;

•	require us to enter into costly royalty or licensing agreements;

•	require us to develop possible workaround solutions that may be costly and disruptive to implement; or

•	require us to cease certain activities or to cease distributing our products and delivering our services in certain markets.

In addition to being liable for potentially substantial damages relating to a patent or other intellectual property following an infringement action against us, we may be prohibited from developing or commercializing certain technologies or products unless we obtain a license from the holder of the patent or other applicable intellectual property rights, or purchase the patent. There can be no assurance that we will be able to obtain any such license or purchase the patent on commercially reasonable terms, or at all. If we do not obtain such a license, our prospects, business, operating results and financial condition could be materially adversely affected, and we could be required to cease related business operations in some markets and restructure our business to focus on continuing operations in other markets. In addition, we include and promote certain third-party applications and content with our products. Our support and promotion of third-party applications and content increases the risk of intellectual property claims being asserted against us if such applications and content infringe on the patents or other intellectual property rights of others.

Brand Development

The brand identity that we have developed has significantly contributed to the success of our business. Maintaining and enhancing ‘theScore’ brand is critical to expanding our base of users, advertisers and partners. ‘theScore’ brand may be negatively impacted by a number of factors, including product malfunctions, delivery of incorrect information or data, data privacy and security issues. If we fail to maintain and enhance ‘theScore’ brand, or if we incur excessive expenses in this effort, it could have a material adverse effect on our prospects, business, financial condition and results of operations. Maintaining and enhancing ‘theScore’ brand will depend largely on our ability to be a technology leader and to continue to provide high-quality products and services, which we may not do successfully.

Corporate Social Responsibility, Responsible Gaming, Reputation and Ethical Conduct

Many factors influence our reputation and the value of our brands, including the perception held by our customers, business partners, investors, other key stakeholders and the communities in which we operate regarding theScore and our business and governance practices, such as our social responsibility, corporate governance and responsible gaming practices. We may face increased scrutiny related to responsible gaming, social and governance activities, and our reputation, and the value of our brands can be materially adversely harmed if we fail to act responsibly in a number of areas, such as supply chain management, diversity and inclusion, workplace conduct and labour relations, responsible gaming, human rights, philanthropy and support for local communities. Any harm to our reputation could impact employee engagement and retention, the willingness of customers and our partners to do business with us, and current and potential investors to invest in us, which could have a materially adverse effect on the our business, results of operations, cash flows and stock price.

We believe that our reputation is critical to our role as a leader in the online sports betting, iGaming and interactive entertainment industries and as a publicly traded company. Our management is heavily focused on the integrity of our directors, officers, senior management, employees, other personnel and third-party suppliers and partners. Illegal, unethical or fraudulent activities perpetrated by any of such individuals, suppliers or partners for personal gain could expose us to potential reputational damage and financial loss.

Dependence on Key Personnel and Employees

Our success is dependent on the services and performance of key executives, including our directors and a small number of highly skilled and experienced executives and personnel. We strongly depend on the business and technical expertise of our management and key personnel. Due to our relatively small size, the loss of any of these individuals or our inability to attract and retain additional highly skilled employees may adversely affect our business and future operations. The competition for highly skilled technical, research and development, management and other employees is high and there can be no assurance that we will be able to engage the services of such personnel or retain our current personnel.

Rapid Technology Developments

The digital sports media, mobile sports betting and iGaming industries are characterized by rapid technological change, evolving industry standards, frequent new product introductions and short product life cycles. To keep pace with the technological developments, achieve product acceptance and remain relevant to users and therefore attractive to advertisers, we will need to continue developing new and upgraded functionality of our products and services and adapt to new business environments and competing technologies and products developed by our competitors. The process of developing new technology is complex and uncertain. To the extent we are not able to adapt to new technologies and/or standards, experiences delays in implementing adaptive measures or fails to accurately predict emerging technological trends and the changing needs of users, we may lose users and advertisers and/or fail to secure new sports data and content licences or renew existing licences as they expire.

We have developed, and are continuing to develop, a number of products and services incorporating advanced technologies and we will pursue those products and services that we expect to have the best chance for success based on our expectations of future market demand. The development and application of new technologies involve time, substantial costs and risks. There can be no certainty that we will be able to develop new products, services and technologies to keep up to date with developments in the digital sports media and mobile sports betting industries and, in particular, to launch such products, services or technologies in a timely manner or at all. There can be no certainty that such products will be popular with users or that such products or new technologies will be reliable, robust and not susceptible to failure. Any of these factors could have a material adverse effect on our prospects, business, financial condition or results of operations.

Defects in Products

Our products are highly complex and sophisticated and may contain design defects or errors that are difficult to detect and correct. Defects, errors or bugs found in our new products could delay regulatory review and approval and commercial release for an extended period of time. Errors or defects may be found in new products after launch and, even if discovered, we may not be able to successfully correct such errors or defects in a timely manner or at all. The occurrence of errors and failures in our products could result in loss of or delay in end user acceptance of our products, may harm our reputation and brand, could result in regulatory action being taken against us, could subject us to fines, and could result in the suspension and/or loss of our gaming license(s). Correcting such errors and failures in our products could require significant expenditures by us, involving cost or time and effort of personnel. The consequences of such errors, failures and claims could have a material adverse effect on our prospects, business, financial condition or results of operations.

Real or Perceived Inaccuracies in Key Performance Metrics

Our user metrics are based on internal company data that are not independently verified, data from third-party analytics providers that measure the performance of our mobile applications and websites, and/or data from third-party platforms where our content is distributed, like Facebook, Instagram and YouTube. While these numbers are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring usage and user engagement across multiple platforms and across our large user base around the world. Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology.

If advertisers, partners or investors do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and advertisers and partners may be less willing to allocate their budgets or resources to our products and services, which could have a material adverse effect on our prospects, business, financial condition or results of operations. Further, as our business develops, we may revise or cease reporting metrics if we determine that such metrics are no longer accurate or appropriate measures of our performance.

User Data

We may require the registration of our users prior to accessing our products or services or certain features of our products or services and we may be subject to increased legislation and regulations on the collection, storage, retention, transmission and use of user-data that is collected. Our efforts to protect the personal information of our users may be unsuccessful due to the actions of third parties, software bugs or technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users’ data. If any of these events occur, users’ information could be accessed or disclosed improperly. Any incidents involving the unauthorized access to or improper use of the information of users or incidents involving violation of our terms of service or policies could damage our reputation and our brand and diminish our competitive position. In addition, the affected users or governmental authorities could initiate legal or regulatory action against us in connection with such incidents, including in respect of new mandatory breach reporting and record-keeping obligations in Canada and certain states in the United States which will soon become effective, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices and remediate the effects of any such incidents of unauthorized access or use. Any of these events could have a material adverse effect on our prospects, business, financial condition or results of operations.

We transmit and store a large volume of data in the course of supporting our website and mobile sports applications. The interpretation of privacy and data protection laws and their application to the Internet is unclear and subject to rapid change in numerous jurisdictions. There is a risk that these laws may be interpreted and applied in a manner that is not consistent with our data protection practices and results in additional compliance or changes in our business practices, or both, and liability or sanction under these laws. In addition, because our website and mobile sports applications are accessible in many jurisdictions, certain foreign jurisdictions may claim that we are required to comply with local laws, even where we have no local operating entity, employees, infrastructure or other physical presence in those jurisdictions. In particular, in the spring of 2018, the General Data Protection Regulation (“GDPR”), which provides for extraterritorial enforcement in some cases and includes the possibility of substantial monetary penalties for non-compliance, came into effect in the European Union. In addition, with the possibility of the United Kingdom leaving the European Union in the fall of 2019, the UK may adapt an amended version of the GDPR into UK law. The impact of the GDPR and the UK adopted version of the GDPR on our business is uncertain. Likewise, California enacted the California Consumer Privacy Act (“CCPA”), effective on January 1, 2020, that creates additional rights for consumers with respect to the collection and use of their data, and depending on how it is interpreted by the California Attorney General in the promulgation of regulations and enforcement, it could negatively impact our business model. Furthermore, we may face conflicting obligations arising from the potential concurrent application of laws of multiple jurisdictions. In the event that we are not able to reconcile such obligations, we may be required to change business practices or face liability or sanction.

In addition, a Parliamentary Committee has recently recommended certain changes to Personal Information Protection and Electronic Documents Act (Canada), the federal privacy and data protection statute in Canada, including new administrative enforcement powers and new financial penalties for non-compliance. There is a risk that the Government may implement changes to this statute that may result in additional compliance or changes in our business practices, or create additional risk of liability or sanction, or all of the foregoing.

Reliance on Collaborative Partners

We may rely on collaborative arrangements to provide services and to develop and commercialize some of our products or services in the future. There can be no assurance that we will be able to negotiate acceptable collaborative arrangements, that such collaborative arrangements will be successful or that we would not be required to relinquish certain material rights to our products or services. In addition, there can be no assurance that our collaborative partners will not pursue alternative technologies or develop alternative products or services either on their own or in collaboration with others, including our competitors. To the extent that we succeed in entering into collaborative arrangements, we will be dependent on the efforts of third parties for the continued development of certain services or products.

Additionally, we employ agents and subcontractors as part of the development, commercialization and operation of our products and services. The ultimate liability for the performance of such agents or subcontractors lies with us. Further, our business model is based on the distribution of our products and services by third parties, including communication network providers, web hosting providers and operating system manufacturers. The failure of such third parties in the performance of their duties and obligations with regards to the development, commercialization, operational support or distribution our products and services could lead to significant costs and disruptions that could reduce our revenue, harm our business reputation and have a material adverse effect on our prospects, business, financial condition or results of operations.

New Business Areas and Geographic Markets

Our growth strategy is dependent upon expanding our products into new business areas or new geographic markets. There can be no assurance that these new business areas and geographic markets will generate the anticipated volume of users or revenue. In addition, any expansion into new business areas or geographic markets could expose us to new risks, including compliance with applicable laws and regulations, changes in the regulatory or legal environment; different user preferences or habits; adverse exchange rate fluctuations; adverse tax consequences; differing technology standards or user requirements and capabilities; difficulties staffing and managing foreign operations; infringement of third-party intellectual property rights; the cost of localising software (including translations) or otherwise adapting our products and services for new markets; difficulties collecting accounts receivable; or difficulties associated with repatriating cash generated or held abroad in a tax-efficient manner. These factors could cause our expansion into new business areas or geographic markets to be unsuccessful or less profitable than our existing markets, or could cause our operating costs to increase unexpectedly or our sales to decrease, any of which could have a material adverse effect on our prospects, business, financial condition or results of operations.

We expect that a substantial portion of our future revenue will be derived from outside of Canada. Execution of this business strategy is subject to a variety of risks, including operating and technical problems, regulatory uncertainties and possible delays. If we do proceed to operate in different international regions, revenues earned from users may decrease in the future for a variety of reasons, including increased competition and new entrants into geographic markets in which we operate or intend to operate. Depending on the countries involved, any or all of the foregoing factors could have a material adverse effect on our prospects, business, financial condition and results of operations. In addition, there can be no assurance that laws or administrative practices relating to taxation, foreign exchange or other matters in countries within which we intend to operate will not change. Any such change could have a material adverse effect on our prospects, business, financial condition and results of operations.

Operational and Financial Infrastructure

We are subject to growth-related risks, capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. This expansion may require us to commit financial, operational and technical resources in advance of an increase in the size of our business, with no assurance that the volume of business will increase or that such initiatives to improve and upgrade our systems and infrastructure will be successful. The inability to deal with this growth or any failure in these initiatives could have a material adverse effect on our prospects, business, financial condition or results of operations.

Information Technology Defects

The integrity, reliability and operational performance of our operational information technology (“IT”) systems are critical to our ability to operate our digital sports media applications, websites and mobile sports betting platform. Our IT systems may be damaged or interrupted by increases in usage, human error, unauthorised access, natural hazards or disasters or similarly disruptive events. Any failure of these IT systems or the telecommunications and/or other third-party infrastructure on which such systems rely, as described in “Risk Factors – Risks Related to Our Business and Industry – Reliance on Third-Party Owned Communication Networks” could lead to significant costs and disruptions that could reduce our revenue, harm our business reputation, subject us to regulatory actions and have a material adverse effect on our prospects, business, financial condition or results of operations.

We have procedures and measures in place to protect against network or IT system failure or disruption. However, those procedures and measures may not be effective to ensure that we are able to carry on our business in the ordinary course if they fail or are disrupted. In addition, our IT systems may not be effective in detecting any intrusion or other security breaches, or safeguarding against sabotage, hackers, denial of service attacks, viruses or cybercrime. Any failure in these protections could harm our business reputation, subject us to regulatory actions and have a material adverse effect on our prospects, business, financial condition or results of operations.

Reliance on Third-Party Owned Communication Networks

The delivery of our products and services and a significant portion of our revenues are dependent on the continued use and expansion of third party-owned communication networks, including wireless networks and the Internet. No assurance can be given of the continued use and expansion of these networks as a medium of communications for us. Ongoing regulatory initiatives make it impossible to predict how this segment of the market might respond to such initiatives, which could have a downstream impact on our delivery of products and services.

Effective delivery of our products and services through the Internet is dependent on Internet service providers continuing to expand high-speed Internet access, maintaining reliable networks with the necessary speeds, data capacity and security, and developing complementary products and services for providing reliable and timely access and services. Changes in access fees (for example, revising the application of bandwidth caps or other metered usage schemes) to users may adversely affect the ability or willingness of users to access our content. Changes in access fees to distributors, such as us or our service providers, or a departure from “net neutrality” (the principle that all forms of Internet traffic (including video, voice, and text) are subject to equal treatment in transmission speed and quality) or its governing regulations, as described in “RISK FACTORS – Risks Related to Our Business and Industry – Governmental Regulation of the Internet” could result in increased costs to us. All of these factors are out of our control and the manifestation of any of them could ultimately have a material adverse effect on our prospects, business, financial condition or results of operations.

In addition, increasing traffic, user numbers or bandwidth requirements may result in a decline in Internet (or a subset thereof, including in particular mobile Internet) performance and/or Internet reliability. Internet outages or delays or loss of network connectivity may result in partial or total failure of our services, additional and unexpected expenses to fund further product development or to add programming personnel to complete a development project, loss of revenue because of the inability of users or subscribers to use our services, or the cancellation by users or subscribers of their service with us, any of which could have a material adverse effect on our prospects, business, financial condition or results of operations.

Uncertain Economic Health of the Wider Economy

Our revenue streams are dependent on the overall macro-economic environment (in particular for sales of online advertising and sponsorship, and consumer discretionary spending habits). Advertisers are directly affected by current economic conditions affecting the broader market. Consumer discretionary spending or consumer preferences are driven by socioeconomic factors beyond our control. Current and future conditions in the domestic and global economies remain uncertain and volatile. Accordingly, adverse developments in the macro-economic environment could substantially reduce the funds spent on advertising by advertisers; and decreased consumer confidence in the overall economic environment could cause a decline in consumer discretionary spending on non-essential or leisure products and services; resulting in a material adverse effect on our prospects, business, financial condition or results of operations.

Governmental Regulation of the Internet

Governments and regulatory authorities in some jurisdictions in which our content originates or our users reside, including Canada, impose rules and regulations affecting the third-party-owned communications networks over which our services are accessed, including Internet and mobile connectivity (“network services”), and affecting the audiovisual content distributed to the public as part of our services (“audiovisual media”). In certain circumstances this governmental regulation of the Internet, which is frequently controversial, protects our activities from certain tactics by competitors or potential competitors. Should efforts to overturn this governmental regulation prove successful, network services providers could impose restrictions that adversely impact our ability to deliver content on an equal footing with other audiovisual media providers, which could have a material adverse effect on our prospects, business, financial condition and results of operations.

Canada

In Canada, the country in which we are established, network services fall under the Telecommunications Act (Canada); audiovisual media fall under the Broadcasting Act (Canada); and spectrum regulation falls under the Radiocommunication Act (Canada). In June 2018, the Federal Government established an expert panel to review and recommend amendments to the Telecommunications Act, the Broadcasting Act and (if necessary) the Radiocommunication Act (Canada) (the “Legislative Review”). The Expert Panel tabled its report with 97 recommendations in January 2020, however, to date, no legislative proposals have been tabled.

Both the Telecommunications Act (Canada) and Broadcasting Act (Canada) grant broad discretion to the Canadian Radio-television and Telecommunications Commission (“CRTC”) to pursue the objectives set out in those Acts by regulating and supervising the Canadian broadcasting and telecommunications systems. In addition, the Radiocommunication Act (Canada) grants the Department of Innovation, Science and Economic Development Canada (“ISED”) discretion to pursue the objectives set out in the Telecommunications Act (Canada) by fixing the terms and conditions of the spectrum licences and exemptions which authorize the provision of mobile services in Canada. Both ISED and the CRTC have taken actions to increase competition between network providers, which could lower access costs. The CRTC has also established and clarified its network neutrality rules through several decisions. In recent years, the wholesale regimes for both wireless and wireline services have been changed by the CRTC, and various other decisions have been made with a view to facilitating sustainable competition that provides reasonable prices, innovative services and continued innovation and investment in high-quality wireless and wireline networks. Furthermore, the CRTC has rejected proposals to establish an administrative site-blocking regime to police intellectual property piracy on the Internet.

With respect to the Broadcasting Act (Canada), our activities which involve the transmission of audiovisual content, and fall under that Act, are subject to the Exemption Order for Digital Media Broadcasting Undertakings (“DMBU Order”). The DMBU Order generally exempts audiovisual content transmitted to the public only over the Internet, or through point-to-point mobile applications (including sports applications), from licensing. In September 2014, the CRTC completed a major public proceeding with respect to the manner in which it regulates video services and which proceeding included, among many other topics, a discussion of the DMBU Order. In a series of decisions in the first four months of 2015, the CRTC refrained from amending or revoking the DMBU Order. However, potential changes to the regulatory obligations applicable to digital media services, which could include new financial contributions and/or content-related obligations, are within the scope of the current Legislative Review.

If the CRTC’s and/or ISED’s approaches to the issues discussed above, or the legislative basis under which they operate, should change, it could negatively impact our business.

In addition, the Canadian Anti-Spam Legislation (“CASL”) came into force on July 1, 2014. CASL prohibits the transmission of commercial electronic messages without an addressee’s consent and includes additional requirements relating to form and content of commercial electronic messages. Failure to comply with CASL can result in financial penalties which could affect our operating profit and financial position. On July 1, 2017, the private right of action provisions of CASL were to have come into effect, allowing any person to bring claims for contraventions of CASL. However, on June 7, 2017, the Government suspended that provision and indicated that a Parliamentary Committee would be asked to study it. That Committee recommended further consideration, which the Government has agreed to undertake. There is currently no clear expectation as to whether the private right of action will be brought into force or, if so, when. Should it not be amended or cancelled, we could be negatively impacted by plaintiffs claiming that we violated the provisions of CASL.

United States

In the United States, where much of our content is distributed, telecommunications services are subject to regulation by the Federal Communications Commission (“FCC”) under the Communications Act of 1934 (“Communications Act”). While the FCC regulates use of radio spectrum, certain aspects of telephony service, some fiber optic cable services, and some cable infrastructure and programming, content distributed by Internet is generally not considered to be a telecommunications service and thus free of FCC regulation. The extent to which the Federal Trade Commission (“FTC”) intends to fill this void remains uncertain.

Even without direct regulation of Internet content, FCC regulation of infrastructure providers can have an effect on our business. The Open Internet Order, FCC 15-24, 30 FCC Rcd. 5601 (2015) (“Open Internet Order”) declared internet service to be protected as a regulated utility under Title II of the Communications Act. The Open Internet Order was part of a series of regulatory and judicial interpretations of net neutrality, establishing the degree to which Internet content providers will be protected from blocking, paid prioritization and other service restrictions or interference by wireline and mobile infrastructure owners. Even though the FCC declined to impose a full regulatory regime on the Internet, opponents of the Open Internet Order sued to block the new rules. While the lawsuits were pending, the 2016 election brought a change in administration in the United States and a change in control of the FCC. As a result of the changes, the FCC reversed the Open Internet Order. The result is that we will not be regulated in our content distribution or insulated from business practices of infrastructure providers that support distribution of our content.

The State of California passed a comprehensive net neutrality law on September 30, 2018. The California Internet Consumer Protection and Net Neutrality Act of 2018 targets “fixed Internet service providers,” defined to include providers of broadband Internet access service that serves end users primarily at fixed endpoints, including fixed wireless providers. The providers will be prohibited from actions like blocking lawful content, impairing or degrading lawful Internet traffic, and engaging in paid prioritization, among other prohibitions. While the law would insulate our content distribution from business practices of infrastructure providers, the FCC and the U.S. Department of Justice have already challenged the law, calling for injunctive relief. The injunction action is pending as of October 4, 2018.

Some video distributed over the Internet and previously carried on television is subject to closed captioning rules. 47 C.F.R. §79.4. Application of those rules to our video content could add expense and regulatory risk for us.

Before the 2016 election, the FCC had under consideration a proposed rulemaking to treat certain “over-the-top” on-line video programming providers like multi-channel video programming distributors, or cable companies. Notice of Proposed Rulemaking, 29 FCC Rcd 15995 (2014). With the change of administrations, the proposed regulatory changes are in suspense. If implemented in a way that included the content distributed by us, the proposed regulations could add cost and impose traditional cable company obligations on us.

Other Jurisdictions

In other jurisdictions, both network services and media distribution are frequently subject to particular rules or regulations. Guidelines or rules are in place in a number of jurisdictions, with varying degrees of enforcement, with respect to both network services, including network neutrality and audiovisual media, including content exclusivity and standards. However, although regulatory schemes can vary significantly from jurisdiction to jurisdiction, we are not aware of regulations in any material jurisdiction that would require us to be licensed to carry on our activities over the public Internet in those jurisdictions.

Currency Fluctuations

Our reporting and functional currency is Canadian dollars, but an increasing proportion of our revenue may be earned, and expenses may be incurred, in other currencies, including the US dollar, pound sterling and the euro. See “RISK FACTORS – Risks Related to Our Business and Industry – New Business Areas and Geographic Markets” above. A significant movement of any of these currencies against the Canadian dollar could have a material adverse effect on our prospects, business, financial condition and results of operations.

Changes in Taxation

Changes in taxation rates or law, or misinterpretation of the law or any failure to manage tax risks adequately could result in increased charges, financial loss, including penalties and reputational damage, and which could have a material adverse effect on our prospects, business, financial condition and results of operations.

Exposure to Taxable Presences

Our policy will be to manage and operate our business in a way that is intended to ensure that we are resident for tax purposes solely in the jurisdiction in which we are incorporated or domiciled and that we have no taxable permanent establishments or other taxable presence in any other jurisdiction. However, if we are found to be tax resident elsewhere or to have a taxable permanent establishment or other taxable presence elsewhere, whether on the basis of existing law or the current practice of any tax authority or by reason of a change in law or practice, this may have a material adverse effect on the overall amount of tax payable by us.

Risk of Litigation

We may become involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If we are unable to resolve these disputes favourably, it could have a material adverse effect on our prospects, business, financial condition and results of operations.

Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, recorded and reported and assets are safeguarded against unauthorized or improper use. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Credit Risk

Credit risk is the risk of financial loss to us if a counterparty to a financial instrument fails to meet its contractual obligations. The carrying amount of financial assets represents the maximum credit exposure. Although we establish an allowance for doubtful accounts that represents our estimate of potential credit losses in respect of accounts receivables and historically has not experienced any significant losses, there is no assurance that the allowance for doubtful accounts will be sufficient to cover credit losses in the future and future credit losses could have a material adverse effect on our prospects, business, financial condition and results of operations.

Free and Open Source Software Utilization

We, together with our third-party suppliers and collaborative partners, make use of Free and Open Source Software (“FOSS”) in the development of our mobile sports applications, web properties and related operational IT systems.  The law surrounding the use of FOSS is in a state of evolution and the legal ramifications of such use remain uncertain in Canada and in other countries. The use of FOSS may therefore lead to unintended legal consequences that may have a material adverse effect on our proprietary technology and intellectual property, or those of our third-party suppliers and collaborative partners, including potential tainting and a loss of our or our suppliers’ or partners’ proprietary positions in relation to the said applications, properties and systems, and the possibility of intellectual property infringement claims or breach of contract claims from FOSS licensors or from our third-party suppliers or collaborative partners.

Risk Relating to Ownership of theScore Shares

Major Shareholder with 100% of the Special Voting Shares

Mr. John Levy controls or directs 100% of the issued and outstanding Special Voting Shares and approximately 19.4% of the outstanding Class A Shares. As a result, Mr. Levy is entitled to nominate a majority of the members of our board of directors (the “Board”) and he has the ability to influence the outcome of matters submitted to the our shareholders for approval, which include amendments to our corporate governing documents and business combinations. Our interests and the interests of other shareholders may at times conflict with those of Mr. Levy, and this conflict might be resolved against our interests and the interests of other shareholders. Due to these shareholdings and contractual rights of Mr. Levy and John Levy Family Holdings Ltd. (“Levy Holdings”) in the Respective Rights Agreement, Mr. Levy will be in a position to determine whether we or our operations are acquired by a third-party, to significantly influence the election of the members of the Board and the board of directors of our subsidiaries and to generally direct our affairs.

Market Price and Trading Volume of Class A Shares

During the period in which this AIF relates, our Class A Shares traded on the TSXV. After receiving final approval to graduate to the TSX from the TSXV, our Class A Shares commenced trading on the TSX at market open on September 15, 2020 under the existing ticker “SCR”. Our Class A Shares were voluntarily delisted from the TSXV concurrently with the commencement of trading on the TSX. The price of the Class A Shares is likely to be significantly affected by a variety of factors and events including short-term changes to our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that may have an effect on the price of our Class A Shares include the following: (i) the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; (ii) lessening in trading volume and general market interest in our securities or technology companies more generally may affect an investor’s ability to trade significant numbers of the Class A Shares; (iii) the size of our public float may limit the ability of some institutions to invest in our securities; and (iv) a substantial decline in the price of the Class A Shares that persists for a significant period of time could cause our securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Class A Shares is subject to fluctuations and may not accurately reflect our long-term value at any given point in time. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

In addition, our Class A Shares may not qualify as a permitted investment under the investment policies or guidelines of certain institutional investors which could result in a lessening in trading volume and our securities.

Debt Obligations Will Have Priority Over Class A Shares in the Event of a Liquidation, Dissolution or Winding Up

In the event of our liquidation, dissolution or winding up, the Class A Shares would rank below all debt claims against us. In addition, any convertible or exchangeable securities or other equity securities that we may issue in the future (such as the Preferred Shares, of which there are none outstanding as of the date hereof) may have rights, preferences and privileges more favourable than those of the Class A Shares. As a result, holders of Class A Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of equity securities that rank senior to the Class A Shares, if any, have been satisfied.

Dividend Policy

We have not paid any dividends on either the Class A Shares or the Special Voting Shares. Our current policy is to retain earnings for our future growth. Any future declaration of dividends is, subject to certain statutory restrictions and certain restriction set out in our amended and restated credit facility dated July 14, 2020, with Scotia Capital Inc., as lender (the “Credit Facility”), within the discretion of the Board based on their assessment of, among other factors, our overall financial condition, results of operations, capital and operating expenditure requirements and other relevant factors. At this time, we have negative operating cash flow and anticipate using all available cash resources towards our stated business objectives and retaining all earnings, if any, to finance our business operations and accordingly, have no plans to pay any dividend.

Future Sales of Class A Shares by Existing Shareholders

Sales of a large number of Class A Shares in the public markets, or the potential for such sales, could decrease the trading price of our Class A Shares and could impair our ability to raise capital through future sales of Class A Shares. In particular, Mr. John Levy controls or directs approximately 19.4% of the issued and outstanding Class A Shares. If either Mr. Levy or any other significant shareholder decides to liquidate all or a significant portion of their position, it could adversely affect the price of our Class A Shares.

In addition, if our Class A Shares failed to qualify as permitted investments under the investment policies or guidelines of certain institutional investors and such institutions were forced to liquidate their position, it could adversely affect the price of our Class A Shares.

Potential Dilution

We are authorized to issue an unlimited number of Class A Shares for consideration and terms as established by our board, in many cases without any requirement for explicit shareholder approval. We may issue additional Class A Shares in subsequent offerings (including through the sale of securities convertible into or exchangeable for Class A Shares) and in connection with stock options, restricted stock units, convertible debentures or other securities exchangeable or exercisable for Class A Shares. We cannot predict the size of future issuances of Class A Shares or the effect that future issuances and sales of Class A Shares will have on the market price of the Class A Shares. Issuances of a substantial number of additional Class A Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Class A Shares. With any additional issuance of Class A Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share. Under certain circumstances, the Convertible Debenture we issued to a fund managed and controlled by Fengate Asset Management may be convertible into Class A Shares (for further information on the Convertible Debenture, please reference “MATERIAL CONTRACTS - Investment Agreement and Convertible Debenture”.

Dividends

We have not paid or declared any dividends on either our Class A Shares or our Special Voting Shares. Our current policy is to retain earnings, if any, for its future growth. Any future declaration of dividends is, subject to certain statutory restrictions and certain restrictions set out in the Credit Facility, within the discretion of the Board based on their assessment of, among other factors, our overall financial condition, results of operations, capital and operating expenditure requirements and other relevant factors.

Description of Capital Structure

Our authorized capital consists of 5,566 Special Voting Shares (the “Special Voting Shares”), an unlimited number of Class A Subordinate Voting Shares (the “Class A Shares”) and an unlimited number of Preference Shares (the “Preference Shares”), issuable in series.

We also have outstanding a $40,000,000 8.00% convertible unsecured subordinated debenture due August 31, 2023 that was issued to a fund managed and controlled by Fengate Asset Management (see “MATERIAL CONTRACTS – Investment Agreement and Convertible Debenture”).

Class A Shares

The holders of Class A Shares are entitled to receive notice of and to attend, and to cast one vote for each Class A Share held by them at all meetings of our shareholders, other than meetings at which only the holders of another class or series of shares (if any) are entitled to vote separately as a class or series and other than with respect to certain matters which are exclusively reserved for the holders of Special Voting Shares.

The holders of Class A Shares, voting separately as a class, have the right to elect that number of members of the Board that is not elected by the holders of the Special Voting Shares (other than the director, if any, that holders of the Preference Shares are collectively entitled to elect), provided that at no time will the number of directors to be elected by the holders of the Class A Shares be less than two directors.

The holders of Class A Shares are entitled to receive, subject to the prior rights of the holders of the Preference Shares and to the pari passu rights of the holders of the Special Voting Shares, any dividend declared by the Board on the Class A Shares. Subject to the rights of holders of shares ranking prior to or on a parity with the Class A Shares, the holders of Class A Shares shall be entitled to receive pari passu with the holders of Special Voting Shares, the remaining property of theScore in the event of any liquidation, dissolution or winding-up of theScore, whether voluntary or involuntary, or other distribution of the assets of theScore among its shareholders for the purpose of winding-up its affairs.

Special Voting Shares

The holders of Special Voting Shares are entitled to receive notice of and to attend, and vote at all meetings of our shareholders, other than any meeting of holders of another class of shares who are entitled to vote separately as a class at such meeting and other than with respect to certain matters which are exclusively reserved for the holders of Class A Shares. The holders of Special Voting Shares are entitled to one vote for each share held.

The holders of Special Voting Shares, voting separately as a class, have the right to elect that number of members of the Board that is equal to the sum of: (i) the number of members of the Board that would constitute a majority of the authorized number of our directors (after deducting one from such authorized number if the holders of the Preference Shares are collectively entitled to elect one director), plus (ii) two, subject to the rights of the holders of the Class A Shares to elect at least two members of the Board.

The holders of Special Voting Shares are entitled to receive, subject to the prior rights of the holders of Preference Shares and pari passu with the holders of Class A Shares, any dividend declared by the Board on the Class A Shares.

Subject to the rights of holders of shares ranking prior to or on a parity with Special Voting Shares, the holders of Special Voting Shares shall be entitled to receive pari passu with the holders of Class A Shares, the remaining property of theScore in the event of any liquidation, dissolution or winding-up of theScore, whether voluntary or involuntary, or other distribution of the assets of theScore among its shareholders for the purpose of winding-up its affairs.

Each outstanding Special Voting Share is convertible into one Class A Share at the option of the holder at any time and from time to time.

Pursuant to a trust agreement dated October 19, 2012, between theScore, Levy Holdings (as assignee of Levfam Holdings Ltd. (“Levfam”)) and Computershare Trust Company of Canada (as assignee of Valiant Trust Company) (as supplemented by a supplemental trust agreement dated May 6, 2019, the “Coat Tail Agreement”) Levy Holdings, the holder of Special Voting Shares, agreed not to sell any Special Voting Shares pursuant to a take–over bid under circumstances in which securities legislation would have required the same offer be made to holders of Class A Shares if the sale had been of Class A Shares rather than Special Voting Shares unless, either (i) an identical offer is made for the Class A Shares, which identical offer has no condition other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Special Voting Shares, or (ii) there is a concurrent unconditional offer to purchase all of the Class A Shares at a price per share at least as high as the highest price per share paid pursuant to the take–over bid for the Special Voting Shares.

Preference Shares

Preference Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the Board, provided that any such resolution shall have been approved by all directors elected by the holders of Special Voting Shares.

The Board shall by resolution fix from time to time before the issue thereof the designation of, and the rights, privileges, restrictions and conditions attaching to, the Preference Shares of each series including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, the rights of holders on liquidation, dissolution or winding-up, any voting rights, any conversion rights and any sinking fund or other provisions, the whole to be subject to the issue of a certificate and articles of amendment or such other document as may be prescribed by law setting forth the designation of, and the rights, privileges, restrictions and conditions attaching to, the Preference Shares of such series.

The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of theScore, whether voluntary or involuntary, or any other distribution of the assets of theScore among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preference Shares of every other series and be entitled to preference over the Special Voting Shares, the Class A Shares and any other shares of theScore ranking junior to the Preference Shares.

The holders of the Preference Shares as such shall not be entitled to receive notice of or to attend or to vote at any meeting of our shareholders, provided that the provisions attaching to one or more series of Preference Shares may provide that in the event that we have has failed to pay dividends prescribed in such series provisions for the period of time fixed by the directors in such series provisions and until such time as all arrears of such dividends on such shares have been paid, the holders of such shares will be entitled to receive notice of and to attend any meeting of our shareholders called for the purpose of electing directors and will be entitled, voting separately thereat as a class together with holders of any other series of Preference Shares who have similar voting rights upon a failure to pay dividends, to collectively, elect one director of theScore in addition to the directors which the holders of Special Voting Shares and of Class A Shares are entitled to elect.

There are currently no Preference Shares issued or outstanding.

Share Constraints

Our notice of articles and articles (collectively, our “Articles”) contain restrictions on the issue, transfer and ownership of our securities, including introducing certain requirements triggered by the acquisition of 5% or more of our outstanding securities (or such other greater or lower threshold or additional threshold or thresholds as may be established by applicable gaming authorities from time to time) (the “Gaming Regulatory Ownership Requirements”). The Articles also set out the remedies available to us in the event that a person (a “Subject Securityholder”) (i) fails to comply with the Gaming Regulatory Ownership Requirements, (ii) owns our securities in a way that is inconsistent with gaming laws, (iii) owns our securities in a way that jeopardizes our ability to maintain or obtain a gaming license, or places us under undue hardships to maintain or obtain said gaming license, (iv) refuses or fails to comply, within a reasonable time, with a request or requirement by a gaming authority to appear before, or submit to the jurisdiction of, or file an application with, or provide information to, any gaming authority, pursuant to any gaming law, or (v) is determined by a gaming authority not to be suitable or qualified with respect to owning or controlling our securities or securities of one of our affiliates (such events are considered the “Triggering Events”), including:

(a)            not issuing any of our securities to the Subject Securityholder;

(b)            placing a stop transfer on any and all of our securities owned by the Subject Securityholder;

(c)           suspending all voting, interest, convertible, dividend and other distribution rights on all or any of our securities owned by the Subject Securityholder;

(d)            applying to a court of competent jurisdiction (the “Court”) seeking an injunction to prevent a breach or continuing breach of the Gaming Regulatory Ownership Requirements or applicable gaming laws or for an order directing that the number of securities giving rise to the breach of the Gaming Regulatory Ownership Requirements or applicable gaming laws be sold or otherwise disposed of in a manner that the Court may deem appropriate;

(e)           applying to the Ontario Securities Commission, or such other governmental authority having jurisdiction over our affairs, to effect a cease trading order or such similar restriction against the Subject Securityholder until such time as the Subject Securityholder complies with applicable gaming laws; and

(f)            taking any further actions as are necessary to comply with gaming laws.

Our Articles provide that the Gaming Regulatory Ownership Requirements do not apply to (i) underwriters or portfolio managers who own our securities for the purposes of distribution to the public or for the benefit of third parties who are compliant with the Gaming Regulatory Ownership Requirements, and (ii) persons providing centralized facilities for the clearing of trades who are acting solely as an intermediary of the payment of funds or the delivery of securities, however, such person may still be subject to applicable gaming laws and subject to a Triggering Event.

Our Articles require us to provide a Subject Securityholder with notice in writing upon the discovery of a Triggering Event. Our Articles require the Subject Securityholder who is the recipient of such notice, to forthwith rectify such Triggering Event, or within 30 days, to dispose of or otherwise transfer the number of our securities giving rise to the Triggering Event so long as such transfer or disposition is permissible under the applicable gaming laws, or else deposit such shares in escrow with us until such time as the Subject Securityholder’s ownership of the securities no longer constitutes a Triggering Event.

According to our Articles, if we are holding securities in escrow for a Subject Securityholder that is not a holder of the Special Voting Shares (the “Special Voting Shareholder”) and the Triggering Event has not been rectified or otherwise continues to exist, we may, subject to gaming laws, (i) sell all or a portion of the securities and distribute the proceeds to the Subject Securityholder, or (ii) repurchase said shares, for cancellation, at a price (the “Repurchase Price”) as determined in a written valuation and fairness opinion (“Valuation Opinion”) prepared by a disinterested investment banking firm.

If we do not receive the securities in escrow and the Subject Securityholder has not disposed of or otherwise transferred the number of our securities giving rise to the Triggering Event, and the Triggering Event has not been rectified or otherwise continues to exist, our Articles provide that we may repurchase, for cancellation, the securities, at the Repurchase Price.

If the Special Voting Shareholder is subject to a Triggering Event that continues to exist after the expiry of the 30 day period following delivery of the Notice, we will be entitled to exercise control and direction over the Special Voting Shareholder’s Special Voting Shares and any other securities in question as trustee for the benefit of the Special Voting Shareholder until the Triggering Event has been rectified; provided that we will not be granted the power and authority to dispose of or otherwise transfer the Special Voting Shareholder Securities or to convert the Special Voting Shares. If a gaming authority orders that the Special Voting Shareholder’s securities be sold or otherwise disposed of, a special trustee may be appointed who would have the authority to dispose of or transfer all but not less than all of the Special Voting Shareholder’s securities, provided that the special trustee may only do so (i) at a price that is not less than the value of the Special Voting Shareholder’s securities determined pursuant to a Valuation Opinion, (ii) for cash proceeds, and (iii) in compliance with gaming laws.

Our Articles also require all Subject Securityholders, at our request, to provide a certificate of compliance in a form prescribed by us (a “Certificate of Compliance”) certifying that no Triggering Event has or may occur by the acquisition of our securities by the Subject Securityholder. Failure by a Subject Securityholder to provide the Certificate of Compliance shall result in a deemed Triggering Event and shall trigger the same remedies as though that Subject Securityholder had caused a Triggering Event.

MARKET FOR SECURITIES

During the period in which this AIF relates, our Class A Shares traded on the TSXV. After receiving final approval to graduate to the TSX from the TSXV, our Class A Shares commenced trading on the TSX at market open on September 15, 2020 under the existing ticker “SCR”. Our Class A Shares were voluntarily delisted from the TSXV concurrently with the commencement of trading on the TSX. The following sets forth the high and low market prices and the volume of the Class A Shares traded on the TSX Venture Exchange and TSX during the periods indicated:

Month	High ($)	Low ($)	Trading Volume (shares)
September 2019	0.92	0.57	9,382,616.00
October 2019	0.70	0.51	4,713,561.00
November 2019	0.77	0.56	4,006,222.00
December 2019	0.76	0.65	3,739,780.00
January 2020	0.87	0.63	9,216,697.00
February 2020	0.78	0.55	4,475,920.00
March 2020	0.66	0.28	8,094,321.00
April 2020	0.47	0.34	7,617,264.00
May 2020	0.62	0.42	6,613,298.00
June 2020	1.06	0.57	29,643,751.00
July 2020	0.84	0.66	9,800,324.00
August 2020	0.72	0.60	12,959,360.00
September 2020	0.87	0.55	20,075,839.00

The closing price for the Class A Shares listed on the TSX on October 28, 2020 was $0.79.

DIRECTORS AND OFFICERS

Name and Occupation

The following table sets out the names, provinces and country of residence, positions with theScore, principal occupations in the past five years of each of our directors and executive officers. The table also sets out the number of Special Voting Shares, Class A Shares and options beneficially owned directly or indirectly or over which control or direction is exercised as of October 28, 2020 by each of our directors and executive officers.

Information as to Class A Shares, Special Voting Shares and options beneficially owned or over which control or direction is exercised, not being within our knowledge, has been supplied by the respective individuals.

Name and Municipality of Residence	Principal Occupation During Past Five Years	Position with theScore	Securities of theScore

John Levy Ontario, Canada	Chairman of the Board and Chief Executive Officer of theScore	Chairman of the Board and Chief Executive Officer (Director since August 30, 2012)	5,566 Special Voting Shares, 77,745,750 Class A Shares and options to acquire 7,600,000 Class A Shares (4)

Ralph Lean, Q.C. (1)(2)(3) Ontario, Canada	Counsel, Gowling WLG (law firm - retired)	Director (Director since October 18, 2012)	216,115 Class A Shares and options to acquire 580,000 Class A Shares

John Albright Ontario, Canada	Managing Partner, Relay Ventures (venture capital company)	Director (Director since May 3, 2013)	64,082,236 Class A Shares and options to acquire 540,000 Class A Shares(6)

Angela Ruggiero Weston, Massachusetts

CEO, Co-Founder, Sports Innovation Lab, Inc. (communication platform) (Dec. 2016 ndash; Present)

Founder, Ruggiero Sports Ventures (consulting services) (Jan. 1998 – Present)

Bridgewater Associates (investment management firm) (2014 – 2015)

Los Angeles 2028 Bidding Committee
(Olympic bid committee) (2016 – 2017)

		Director (Director since October 14, 2020)	NIL Class A Shares and options to acquire NIL Class A Shares

Mark Scholes (1)(2)(3) Ontario, Canada	Partner, Weisz, Rocchi & Scholes (law firm)	Director (Director since October 18, 2012)	227,847 Class A Shares and options to acquire 580,000 Class A Shares

William Thomson (1)(2) (3) Ontario, Canada	Managing Partner, Mercana Growth Partners (merchant banking company)	Director (Director since October 18, 2012)	233,054 Class A Shares and options to acquire 580,000 Class A Shares

Brian Cooper Ontario, Canada	Chairman, MKTG Canada (marketing agency)	Director (Director since April 22, 2020)	33,756 Class A Shares and options to acquire Nil Class A Shares

Name and Municipality of Residence	Principal Occupation During Past Five Years	Position with theScore	Securities of theScore

Benjamin Levy Ontario, Canada	President and Chief Operating Officer of theScore	Director, President and Chief Operating Officer (Director since August 31, 2012)	6,185,087 Class A Shares and options to acquire 4,000,000 Class A Shares(5)

Alvin Lobo Ontario, Canada

SVP, Finance of Score Digital Sports Ventures Inc. (June 2019 – Sept. 2019)

VP, Corporate Finance of Boyd Gaming Corporation (gaming and hospitality company) (Sept. 2016 – June 2019)

Director, Corporate Finance and Investor Relations of Wynn Resorts, Limited (hotel and casino developer and operator) (May 2014 – Sept. 2016)

		Chief Financial Officer (CFO since September 2019)	83,305 Class A Shares and options to acquire 1,200,000 Class A Shares

Hecham Ghazal Ontario, Canada

SVP, Engineering of theScore (Sept. 2018 – Sept. 2019)

VP, Engineering of theScore (May 2016 – Sept. 2018)

Founder of Roller Inc. (start-up marketplace for service professionals) (Jan. 2016 – May 2016)

Director of Growth of WaveApps (financial services and software company) (April 2012 – Dec. 2015)

		Chief Technology Officer (CTO since September 2019)	123,292 Class A Shares and options to acquire 2,900,000 Class A Shares

Name and Municipality of Residence	Principal Occupation During Past Five Years	Position with theScore	Securities of theScore

Joshua Sidsworth Ontario, Canada

EVP, Corporate Development and General Counsel of NRT Group of Companies (cash management service-provider) (Sept. 2017 – Dec. 2019)

VP Corporate Development of NRT Technology Corp. (cash management service-provider) (Aug. 2010 – Sept. 2017)

		General Counsel, Chief Compliance Officer and Corporate Secretary (GC & CCO since December 2019)	92,427 Class A Shares and options to acquire 1,000,000 Class A Shares

(1)	Member of the Human Resources and Compensation Committee (“HRC Committee”).

(2)	Member of the Audit Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	5,566 Special Voting Shares and 70,972,802 Class A Shares are held by Levy Holdings; 5,662,088 Class A Shares are held by Norwest Video Inc. (“Norwest”); 1,110,860 Class A Shares are held by Mr. John Levy directly. Norwest holds options to acquire 7,600,000 Class A Shares. Levy Holdings and Norwest are corporations controlled by John Levy.

(5)	4,250,000 Class A Shares are held by Benjie Levy Family Holdings Inc., a corporation controlled by Mr. Benjamin Levy. Mr. Benjamin Levy also holds 1,935,087 Class A Shares directly and/or in trust for his children. Mr. Benjamin Levy is a beneficiary of certain family trusts which hold an indirect interest in the shares controlled and directed by Mr. John Levy (see note 4). He holds options to acquire 4,000,000 Class A Shares.

(6)	43,258 Class A Shares and 540,000 options to acquire Class A Shares are held by John Albright directly and 64,038,978 Class A Shares are held by Relay Ventures. John Albright co-directs Relay Ventures.

Each director will hold office until the next annual meeting or until his successor is elected or appointed.

As of October 28, 2020, our directors and executive officers as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 149,023,243 Class A Shares, representing 37.2% of the issued and outstanding Class A Shares. Mr. John Levy, one of our directors and officers, beneficially owns or controls 5,566 Special Voting Shares, representing 100% of the issued and outstanding Special Voting Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

John Albright was a director of Axios Mobile Assets Corp. (“Axios”) until he resigned on January 10, 2017. On February 24, 2017, the Ontario Superior Court of Justice granted an application of Axios’ senior lender to appoint a receiver and manager over the assets, undertakings and property of Axios and its subsidiaries.

Conflicts of Interest

Mr. John Levy controls or directs 100% of the issued and outstanding Special Voting Shares, controls or directs approximately 19.4% of the outstanding Class A Shares. As a result of the Special Voting Shares, Mr. Levy controls us and is entitled to nominate a majority of the members of the Board and he has the ability to influence the outcome of matters submitted to our shareholders for approval, which include amendments to our corporate governing documents and business combinations. Our interests and the interests of other shareholders may at times conflict with those of Mr. Levy, and this conflict might be resolved against our interests and the interests of other shareholders. Due to the shareholdings and contractual rights of Mr. Levy and Levy Holdings in the Respective Rights Agreement, Mr. Levy will be in a position to determine whether we or our operations are acquired by a third-party, to significantly influence the election of the Board and the board of directors of our subsidiaries and to generally direct our affairs.

Audit Committee

Audit Committee

Our Audit Committee is responsible for monitoring our accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for overseeing the external audit.

The Audit Committee is composed of three directors, Ralph Lean, Q.C., Mark Scholes and William Thomson, each of whom is considered to be “independent” as defined in National Instrument 52-110 — Audit Committees (“NI 52-110”). Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110 which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of our financial statements.

The Audit Committee Charter and Terms of Reference are attached as Schedule A to this AIF.

Relevant Education and Experience

The relevant education and experience of each of the members of the Audit Committee is as follows:

Member		Relevant Education and Experience
William Thomson	•	Chairman of Score Media Audit Committee.

	•	Currently the Managing Partner of Mercana Growth Partners, a merchant banking company specializing in the areas of finance, leadership, strategic alliances and corporate development.

	•	Chartered Accountant.

	•	Experience preparing, analyzing and evaluating financial statements having a breadth and level of complexity similar to or more complex than those of theScore.

	•	Practical knowledge of internal controls and procedures for financial reporting.

Mark Scholes	•	Member of Score Media Audit Committee.

	•	Partner with the law firm of Weisz, Rocchi & Scholes with a practice consisting primarily of Commercial Real Estate transactions, where the guidance he provided to clients includes advice relating to the financial aspects of real estate.

	•	Bachelor of Laws Degree obtained from the University of Toronto, and a Bachelor of Arts Degree in Business from McMaster University, with major emphasis in accounting.

	•	Past Treasurer for a medium sized charitable institution in Hamilton, Ontario.

Ralph Lean, Q.C.	•	Member of Score Media Audit Committee.

	•	Counsel at GowlingWLG, Counsel at Heenan Blaikie LLP, and Partner at Cassels, Brock and Blackwell LLP for over 20 years, specializing in corporate law

	•	Bachelor of Laws degree from Osgoode Hall Law School and a Bachelor's degree in Business Administration from the University of Western Ontario.

Pre-Approval Policies and Procedures

In accordance with the relevant independence rules and related interpretations prescribed by the relevant professional bodies in Canada, we are restricted from engaging auditors to provide certain non-audit services to us and our subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, information technology services, valuation services, actuarial services, internal audit services, corporate finance services, management functions, resource functions, legal services and expert services unrelated to the audit.

The Audit Committee has established a process to pre-approve audit, audit-related and non-audit services of our external auditor. Annually, our management provides the Audit Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the year for pre-approval. The Audit Committee reviews the services with the auditor and our management and considers whether the provision of the service is compatible with maintaining the auditor’s independence. Our management may engage the auditor for specific engagements that are included in the list of preapproved services. The Audit Committee delegates authority to the Chair of the Audit Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee. Any services approved by the Chair will be reported to the full Audit and Risk Committee at the next meeting. A review of all audit and non-audit services and fees rendered to us by KPMG LLP is reviewed by the Audit Committee.

External Auditor Service Fees

Our consolidated financial statements for the year ended August 31, 2020 and 2019 have been audited by KPMG LLP. The amounts paid by us to our external auditors in the last two fiscal years are set out below. The Audit Committee considered and agreed that the services covered by these fees are compatible with maintaining the independence of our auditors. Audit fees consist of fees related to the audit of the consolidated financial statements and interim reviews. Audit related fees includes fees for procedures related to prospectus and related assistance to underwriters. Tax fees relate principally to fees associated with assistance related to tax compliance requirements and certain tax credit filings.

Category	Fiscal Year Ended August 31, 2020^	Fiscal Year Ended August 31, 2019
Audit Fees	$357,360	$253,800
Audit Related Fees	$91,800	NIL
Tax Fees	$65,880	$61,345
All Other Fees	NIL	NIL
Total	$515,060	$315,145

^Amounts for fiscal year ended August 31, 2020 include reimbursed costs and support charges incurred in connection with the services.

LEGAL PROCEEDINGS

We are not aware of any material legal proceedings that we are a party to, or that any of our properties is or was the subject of, during the fiscal year ended August 31, 2020.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of our directors or executive officers or any person that beneficially owns or controls, directly or indirectly, 10% or more of the issued and outstanding Class A Shares or Special Voting Shares or associate or affiliate of any such director or executive officer or 10% shareholder has any material interest, direct or indirect, in any transaction within our most recently completed financial year or within the current financial year that has materially affected or would materially affect us.

Registrar and Transfer Agent

Our registrar and transfer agent is Computershare Trust Company of Canada, at its principal office located at 100 University Avenue, North Tower, 8th floor, Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts we or any of our predecessors entered into during the year ended August 31, 2020 (or prior thereto and which are still in effect) are as follows:

Respective Rights Agreement

On August 30, 2019, we entered into a third amended and restated respective rights agreement (the “Respective Rights Agreement”) with John Levy Family Holdings Ltd. (“Levy Holdings”) and Mr. John Levy. Levy Holdings is controlled by Mr. John Levy.

Pursuant to the Respective Rights Agreement, Levy Holdings has a contractual pre-emptive right which entitles it to subscribe for a pro rata share of any Class A Shares or Special Voting Shares issued by us. In addition, the Special Voting Shares owned by Levy Holdings will be deemed to have been converted to Class A Shares if at any time the number of Class A Shares owned by Levy Holdings and its affiliates, in the aggregate, is less than the Threshold Amount except (a) on a sale of all of the Special Voting Shares and at least 50% of the Class A Shares owned by Levy Holdings in a transaction or series of related transactions, and (b) where Levy Holdings is subject to a Triggering Event.

“Threshold Amount” is defined in the Respective Rights Agreement to mean 12,000,000 Class A Shares adjusted for: (i) all Class A Subordinate Voting Share Reorganizations (as hereinafter defined) if, at the close of the principal stock market on which the Class A Shares are traded on the date of declaration of any such Class A Subordinate Voting Share Reorganization, we have a market capitalization of less than $500 million; and (ii) for all reductions, combinations, consolidations or changes of the Class A Shares into a lesser number of Class A Shares if at the close of the principal stock market on which the Class A Shares are traded on the date of declaration of any such reduction, combination, consolidation or change we have a market capitalization of $500 million or more.

“Class A Subordinate Voting Share Reorganization” is defined in the Respective Rights Agreement to mean any: (i) subdivision, redivision or change of the outstanding Class A Shares into a greater number of Class A Shares; (ii) reduction, combination, consolidation or change of the outstanding Class A Shares into a lesser number of Class A Shares; or (iii) issuance of Class A Shares (or securities, including debt, convertible into or exchangeable for Class A Shares or rights, options or warrants to acquire Class A Shares) to the holders of all or substantially all of the then outstanding Class A Shares by way of stock dividend or other distribution.

Pursuant to the Respective Rights Agreement, each of Levy Holdings and its affiliates has the right to request that we file, at the expense of the requesting party, a prospectus for the sale in any provinces of Canada of all or any Class A Shares owned by them provided that such request must be in respect of Class A Shares with a fair market value of at least $5 million. Any such request may be pre-empted by us if we identify a specific business need and use for the proceeds of the sale of such securities and we use commercially reasonable efforts to effect a treasury offering within 60 days of the exercise of this pre-emptive right. In addition, in any public offering (whether a treasury offering or a secondary offering) made by us, Levy Holdings and its affiliates are entitled to an unlimited right to sell Class A Shares owned by them as part of that public offering, provided that we and the underwriters can reduce the number of shares proposed to be sold by Levy Holdings and its affiliates in view of market conditions.

Pursuant to the Respective Rights Agreement, Mr. John Levy agreed that, so long as he controls us and is actively involved in its management, he will not: (i) carry on any business activities that are competitive with the business of us and our subsidiaries; and/or (ii) own any interest in or provide financial or managerial assistance to any entity that is primarily engaged in the business of, or whose assets or properties are significantly comprised of, digital sports media, except as follows: (i) passive investment in shares of a public company of not more than 5% of the outstanding equity; (ii) entities in which the HRC Committee has asked him to take an interest as director, officer or similar capacity on behalf of us or for our benefit; (iii) any business in which he had an ownership interest as of May 9, 2014; and (iv) any investment that he has recommended to the Board as an investment for us which the Board and the HRC Committee has decided not to make; provided that the making of any such investment does not impede the performance by him of his duties and responsibilities as our officer and he does not become actively involved in the management of any such investment.

Management Services Agreement

Mr. John Levy, Chairman and Chief Executive Officer, and his services are made available to us by Norwest Video Inc. (“Norwest”) (a corporation controlled by Mr. John Levy). We entered into a management services agreement with Norwest and Mr. John Levy effective April 11, 2018. It had a term of approximately two years and provided that Norwest was entitled to a basic management services fee of $640,000 per year between September 1, 2018 and August 31, 2020, the date upon which it expired. We entered into a new management services agreement (“Management Services Agreement”) with Norwest and Mr. John Levy effective September 1, 2020. It has a term of one year and provides that Norwest is entitled to a basic management services fee of $640,000 between September 1, 2020 and August 31, 2021.

In addition, Norwest is entitled to participate in an annual bonus pool in an amount to be determined annually by the HRC Committee and to participate in any long-term incentive plan, our stock option and restricted share unit plan, our employee share purchase plan, our RRSP contribution program and any similar plan created by us in the manner and to the extent authorized by the Board. Norwest is also entitled to reimbursement for certain expenses incurred on our behalf by Mr. John Levy, including reasonable travel and other out-of-pocket expenses provided such expenses were actually and properly incurred by Mr. John Levy in connection with management of our business.

We are able to terminate the Management Services Agreement at any time upon payment to Norwest of two times the sum of (i) the highest annual basic management fee earned in any one of the three most recently completed fiscal years and the highest bonus fees earned in any one of the three most recently completed fiscal years, and (ii) accelerated vesting of all options which will vest within twelve months of the termination date.

The Management Services Agreement provides that Mr. John Levy will not, during the term of the Management Services Agreement, (i) carry on any business activities that are competitive with our business; and/or (ii) own any interest in or provide financial or managerial assistance to any entity that is primarily engaged in the business of, or whose assets or properties are significantly comprised of, digital sports media, except as follows: (i) passive investment in shares of a public company of not more than 5% of the outstanding equity; (ii) entities in which the HRC Committee has asked him to take an interest as director, officer or similar capacity on our behalf or for our benefit; (iii) any business in which he had a prior ownership interest; and (iv) any investment that he has recommended to the Board as an investment for us which the Board and the HRC Committee has decided not to make.

Board Nomination Agreement

We entered into a board nomination agreement (the “Board Nomination Agreement”) with certain Relay Ventures’ funds on May 3, 2013 that was amended on July 15, 2019. The Board Nomination Agreement provides Relay Ventures with the right to designate one of certain specified individuals to be included among the Board’s nominees as directors at each meeting of our shareholders at which directors are to be elected by the holders of the Class A Shares for so long as Relay Ventures holds at least 7.5% of the outstanding Class A Shares. Relay Ventures’ co-founder and managing partner, John Albright, was appointed to the Board on May 3, 2013 pursuant to the Board Nomination Agreement.

The Board Nomination Agreement requires Relay Ventures to vote the Class A Shares controlled or beneficially held by Relay Ventures or its affiliates in favour of the Board’s slate of nominees for election as directors at each meeting of our shareholders at which directors are to be elected provided that the Relay Nominee has been nominated in accordance with the Board Nomination Agreement. In addition, Mr. John Levy agreed to vote or cause to be voted all Class A Shares controlled or beneficially owned by him or his affiliates in favour of the Relay Nominee for election as a director at each meeting of our shareholders at which directors are to be elected provided the Relay Nominee has been nominated in accordance with the Board Nomination Agreement.

Relay Ventures Pre-emptive Rights Agreement

We also entered into a pre-emptive rights agreement (the “Pre-emptive Rights Agreement”) with certain Relay Ventures funds on May 3, 2013. The Pre-emptive Rights Agreement provides Relay Ventures, so long as it holds a minimum of a 5% equity interest in us (on a non-diluted basis), with pre-emptive rights to co-subscribe on any future equity issuance by us subject to customary exclusions for the issuance of shares under stock incentive plans or in connection with arm’s length acquisitions and similar transactions, to maintain its proportional equity interest at the relevant time.

Coat Tail Agreement

For a summary of the terms of the Coat Tail Agreement, see “DESCRIPTION OF CAPITAL STRUCTURE – Special Voting Shares”.

Investment Agreement and Convertible Debenture

We entered into an investment agreement on August 31, 2019 (the “Investment Agreement”) with a fund managed and controlled by Fengate Asset Management (the “Fund”) pursuant to which the Fund agreed to purchase a $40,000,000 8.00% convertible unsecured subordinated debenture due August 31, 2024 (the “Convertible Debenture”) on a private placement basis. We issued the Convertible Debenture to the Fund on September 5, 2019.

The Convertible Debenture matures on August 31, 2024 and accrues interest at the rate of 8.00% per annum payable semi-annually on the last day of February and August of each year commencing on February 29, 2020. At the holder’s option, the Convertible Debenture may be converted into our Class A Shares at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date and the business day immediately preceding the date fixed for redemption of the Convertible Debenture. The conversion price will be $0.75 for each Class A Share, being a conversion rate of 1,333.3333 Class A Shares issuable for each $1,000 principal amount of the Convertible Debenture, subject to adjustment in certain circumstances.

Subject to specified conditions, we may force the conversion of the Convertible Debenture into Class A Shares if the volume weighted average trading price of our Class A Shares during the 20 trading days ending on the fifth trading day preceding the date on which notice of the forced conversion is given is not less than 125% of the conversion price at any time (i) after August 31, 2021, or (ii) if the principal sum of the Convertible Debenture outstanding is $4,000,000 or less.

Subject to specified conditions, the Convertible Debenture may be redeemed at our option at par plus accrued and unpaid interest at any time (i) after August 31, 2023 if the volume weighted average trading price of our Class A Shares during the 20 trading days ending on the fifth trading day preceding the date on which notice of the redemption is given is not less than 125% of the conversion price, or (ii) if the principal sum of the Convertible Debenture outstanding is $4,000,000 or less.

Subject to specified conditions and subject to any required regulatory and/or stock exchange or marketplace approvals, we are entitled to repay all or a portion of the outstanding principal amount of the Convertible Debenture on maturity by issuing that number of our Class A Shares equal to the quotient obtained by dividing the applicable portion of the principal amount to be repaid in Class A Shares by 85% of the volume weighted average trading price of our Class A Shares during the 20 trading days ending on the fifth trading day preceding the maturity date.

Until August 31, 2021, we are also entitled to satisfy our obligation to pay interest by adding the amount of the applicable interest payment to the principal amount of the Convertible Debenture. The interest added to the principal amount of the Convertible Debenture will be convertible into Class A Shares in accordance with the conversion features of the Convertible Debenture, subject to the requirements of any regulatory and/or stock exchange or marketplace at the time of conversion.

Upon the occurrence of a change of control of theScore or the sale by us of our core assets, we will be required to make an offer to purchase the Convertible Debenture at a price equal to 105% of the principal amount plus accrued and unpaid interest.

The Convertible Debenture includes certain provisions to ensure we comply with applicable gaming regulations. Upon the occurrence of certain Triggering Events, we can require the holder of the Convertible Debenture to deposit the Convertible Debenture into escrow with us until the Triggering Event is cured or rectified (and we are prohibited from exercising our rights under our Articles to force a sale or repurchase of the Convertible Debenture). If certain adverse regulatory events occur while we are holding the Convertible Debenture in escrow, the Convertible Debenture will cease to be convertible into Class A Shares, and we will redeem the Convertible Debenture for 100% of the principal amount plus accrued and unpaid interest (to the date of the adverse regulatory event).

The Investment Agreement provides the Fund with certain rights including (i) a right to participate in future equity offerings to maintain its pro rata equity interest for so long as the Convertible Debenture is outstanding (or, following conversion, for so long as the Fund and its affiliates hold at least 5% of the outstanding Class A Shares), (ii) a right of first refusal over certain future debt financings for so long as the Convertible Debenture is outstanding, (iii) a right to nominate one individual to serve on our board of directors (or, if such right is not exercised, the right to designate a board observer) for so long as the Convertible Debenture is outstanding (or, following conversion, for so long as the Fund and its affiliates hold at least 7.5% of the outstanding Class A Shares) and (iv) a demand registration right to sell all of its Class A Shares. The Fund is also restricted from selling any Class A Shares acquired upon conversion of the Convertible Debenture to certain of our competitors without first complying with a right of first refusal in our favour.

INTEREST OF EXPERTS

KPMG LLP are our auditors and have confirmed that they are independent of theScore in accordance with the ethical requirements that are relevant to the audit of the financial statements in Canada.

ADDITIONAL INFORMATION

Additional information relating to us may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, and securities authorized for issuance under equity compensation plans is contained in our management information circular for our most recent annual meeting of shareholders that involved the election of directors, which may be found on SEDAR at www.sedar.com.

Additional financial information is contained in our consolidated financial statements as at and for the years ended August 31, 2020 and 2019 and our MD&A for the year ended August 31, 2020 and may be found on SEDAR at www.sedar.com.

SCHEDULE A

SCORE MEDIA AND GAMING INC.
AUDIT COMMITTEE CHARTER

A.	Audit Committee Purpose

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Score Media and Gaming Inc. (the “Corporation”) whose primary function is to assist the Board in assessing the effectiveness of the accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

B.	Committee Composition, Appointment and Procedures

Structure and Composition of Committee

The Committee shall be comprised of not less than three directors, all of whom must be independent directors in accordance with applicable regulatory and stock exchange requirements.

Financial Literacy

All members of the Committee shall have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial statements of the Corporation.

Appointment of Committee Members

Members of the Committee shall be appointed from time to time and shall hold office at the pleasure of the Board, upon the recommendation of the Nominating and Corporate Governance Committee.

Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board; and

The Board shall fill any vacancy if the membership of the Committee is less than three Directors.

Committee Chairman

The Board shall appoint a Chairman for the Committee.

Absence of Committee Chairman

If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

Secretary of Committee

The Committee shall appoint its own secretary, who shall serve as the secretary of the Committee.

Meetings

The Chairman of the Committee or the Chairman of the Board, or any two members of the Committee may call a meeting of the Committee;

The Committee shall meet at such times during each year as it deems appropriate;

The Committee will ordinarily meet in camera at the end of each of its formal meetings and may meet in camera at any other time as required;

There shall be four senior management personnel available for meetings of the Committee at the invitation of the Chairman of the Committee. These four persons will be those holding the positions of Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Corporate Secretary; and

Representatives of the external auditors shall be available for Committee meetings at the invitation of the Chairman of the Committee.

Quorum

A majority of the members of the Committee shall constitute a quorum.

Notice of Meetings

Notice of the time and place of every meeting shall be given in writing (including by way of written facsimile or electronic communication) to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting; and

Attendance of a member at a meeting constitutes a waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Review of Charter

The Committee shall review its performance and this Charter annually or otherwise as it deems appropriate and propose recommended changes to the Board.

C.	Responsibilities of the Committee

12.	The Committee shall:

Review all quarterly unaudited and annual audited financial statements and accompanying reports to the shareholders, MD&A, related annual and interim earnings press releases, earnings guidance disclosure or any other disclosure based on the Corporation’s financial statements prior to the release of those statements;

Make recommendations to the Board for approval with respect to the annual audited financial statements and, in each case, review:

The appropriateness of the Corporation's significant accounting principles and practices, including acceptable alternatives, and the appropriateness of any significant changes in accounting principles and practices;

The existence and substance of significant accruals, estimates, or accounting judgements, and the level of conservatism;

Unusual or extraordinary items, transactions with related parties, and adequacy of disclosures;

Asset and liability carrying values;

Income tax status and related reserves;

Qualifications contained in letters of representation;

Assurances of compliance with covenants in trust deeds or loan agreements;

Business risks, uncertainties, commitments, litigation and contingent liabilities;

The adequacy of explanations for significant financial variances between years;

The adequacy of control systems utilized by the Corporation; and

Material valuation issues.

Review the Corporation's Annual Information Form (if any), management proxy circular and annual report and make a recommendation for approval thereof to the Board.

Oversee the external audit process, including:

The selection and appointment of an auditing firm to conduct the annual audit of the Corporation’s annual financial statements and review of the Corporation’s quarterly financial statements (and related notes and management’s discussion and analysis in each case);

Assess the independence of the appointed auditing firm;

Review of the external audit plan comprising a fee estimate, objectives, scope, materiality, timing and areas of audit risk;

Review of audit reports and reviews and findings, including corresponding management responses;

Approve the audit fee;

Establish, from time to time, pre-approval arrangements for specific categories of permitted audit related services; and

Private discussions regarding the quality of financial personnel, the level of co-operation received and unresolved material differences of opinion or disputes.

Oversee the external non-audit process, including:

Approving the nature of any non-audit services provided and any material mandates by the auditing firm to the Corporation or its subsidiary entities, the fees charged by the firm for such services and the impact on the independence of the auditor provided that the auditing firm is prohibited from providing appraisal or valuation services, fairness opinions, actuarial services, internal audit outsourcing services, management functions or human resources, bookkeeping or other services relating to the accounting records or financial statements of the Corporation or financial information systems designed in implementation; and

Information as to the non-audit services provided by the auditing firm, the fees charged by the firm for such services and the impact on the independence of the auditor.

Review incidents of fraud, illegal acts and conflicts of interest;

Review cases where management has sought accounting advice on a specific issue from an accounting firm other than the one appointed as auditor;

Establish financial whistle blowing procedures for:

receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

The Committee may, at the request of the Board, investigate such other matters as the Board considers appropriate in the circumstances.

D.	Resources, Meetings and Reports

14.	The Committee shall have adequate resources to discharge its responsibilities. The Committee may, for and on behalf of the Corporation and at the Corporation’s sole expense, engage such consultants as it considers in its sole discretion necessary to assist it in fulfilling its duties and responsibilities.

The Committee shall meet not less than four times per year.

The meetings of the Committee shall ordinarily include the auditors and the Chairman of the Board shall be an ex officio member of the Committee if not otherwise appointed as a member of the Committee. The Committee may request the attendance of other officers at its meetings from time to time.

The Board shall be kept informed of the Committee's activities by a report presented at the Board meeting following each Committee meeting.

The Committee shall keep minutes of its meetings in which shall be recorded all actions taken by the Committee which minutes shall be made available to the Board.

The members of the Committee shall have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Corporation and its subsidiaries.

SCORE MEDIA AND GAMING INC.
(the “Corporation”)

TERMS OF REFERENCE FOR THE CHAIRMAN OF THE AUDIT COMMITTEE

Title:	Chairman (the “Chair”) of the Audit Committee (the “Committee”)

Appointment:	The Chair is a financially literate Director of the Corporation who is elected as a Director by the Corporation’s shareholders and is appointed by the other directors annually as a member of the Committee. The Chair is an independent Director in accordance with applicable regulatory and stock exchange requirements. The Chair is appointed by the members of the Board of Directors (the “Board”) and serves in this role at the pleasure of the Board

Reports:	The Chair maintains open communication with the Chairman of the Board. The Chair has unfettered two-way communication with all senior officers and the Corporation’s auditor.

Function:	The Chair’s primary role includes ensuring that the Committee functions properly, that it meets its obligations and responsibilities, and that its organization and mechanisms are in place and are working effectively.

A.	Key Responsibilities:

Provides leadership to the Committee with respect to its functions as described in the Committee’s written mandate and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee.

Calls and chairs meetings of the Committee. Meetings of the Committee may also be called by the Chairman of the Board or any two members of the Committee.

Ensures that the Committee meets on a regular basis and at least quarterly.

In consultation with the Chairman of the Board, the Chief Financial Officer and the Committee members, establishes a calendar for holding meetings of and sets the agendas for the meetings of the Committee.

In collaboration with the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer and the Secretary ensures that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Committee members in advance of such meetings in order that Committee members may properly inform themselves on matters to be acted upon.

Assigns work to Committee members.

Acts as liaison and maintains communication with the Chairman of the Board and the Board to optimize and co-ordinate input from Directors, and to optimize effectiveness of the Committee. This includes reporting regularly to the full Board on all proceedings and deliberations of the Committee. Such reports shall be made not less frequently than quarterly.

Ensures that the Committee receives adequate and regular updates from the management on all issues relating to audits, financial statements, MD&A, annual and interim earnings, press releases, procedures for disclosure of financial information and disclosure controls.

Meets separately as required with management to optimize his liaison function and to ensure efficient communication between management and the Committee.

Meets separately as required with the Corporation’s auditor to ensure that the Committee has the information required to perform its role of oversight in line with its mandate.

Pre-approves non-audit services not prohibited by law to be performed by the Corporation’s auditor in conformity with the terms of any authorization delegated to him by the Committee.

Reports annually to the Committee on the role of the Chair and the effectiveness of the Chair role in contributing to the objectives and responsibilities of the Committee as a whole.

Reports annually to the Board on the role of the Committee and the effectiveness of the Committee role in contributing to the objectives and responsibilities of the Board as a whole.